

2001 ANNUAL REPORT


SEC MAIL PROCESSING
RECEIVED
MAR 12 2002
365
WASH. D.C.
SECTION

PARK
NATIONAL
CORPORATION

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)	2001	2000	Percent Change
Earnings:			
Total interest income	**$320,348**	$323,131	–0.86%
Total interest expense	**127,404**	142,339	–10.49%
Net interest income	**192,944**	180,792	6.72%
Net income	**78,362**	68,547	14.32%
Per Share:			
Net income — basic	**5.59**	4.82	15.98%
Net income — diluted	**5.58**	4.81	16.01%
Cash dividends declared	**2.89**	2.66	8.65%
Cash dividends paid	**2.84**	2.60	9.23%
Book value (end of period)	**33.60**	31.34	7.21%
At Year-End:			
Total assets	**$4,569,515**	$4,205,401	8.66%
Deposits	**3,314,203**	3,152,251	5.14%
Loans	**2,795,808**	2,956,204	–5.43%
Investment securities	**1,464,179**	955,971	53.16%
Total borrowed funds	**710,851**	565,826	25.63%
Stockholders' equity	**468,346**	442,649	5.81%
Ratios:			
Return on average equity	**17.33%**	16.55%	—
Return on average assets	**1.84%**	1.65%	—
Efficiency ratio	**47.11%**	47.82%	—

NET INCOME *(millions)*



2001
$78.4
2000
$68.5
1999
$63.8
1998
$62.6
1997
$57.5

EARNINGS PER SHARE *(diluted)*



2001
$5.58
2000
$4.81
1999
$4.43
1998
$4.33
1997
$3.97

RETURN ON AVERAGE EQUITY



2001
17.3%
2000
16.6%
1999
15.6%
1998
16.1%
1997
16.2%

RETURN ON AVERAGE ASSETS



2001
1.84%
2000
1.65%
1999
1.62%
1998
1.72%
1997
1.67%

The year past was an unusual one for banking and for us. Such a start to a shareholder letter generally presages a series of explanations of or excuses for a lousy year with either down or non-existent earnings. That's not the case here. Our earnings were up; we had a pretty good year.

Fearing the economy might slip into a recession, the Federal Reserve Board began cutting interest rates early in the year. In total, short-term interest rates, represented by the Federal Funds rate, were cut eleven times during 2001, from 6.50 percent to 1.75 percent, the lowest rate in some forty years.

These changes were particularly significant for banks. Interest rates represent the prices of our products, what we pay for money and what we charge for it. We have very limited control over our prices in actual fact. It's true, we can set whatever prices we choose (within the laws governing usury and such), but if our prices are very far removed from the market, we may find ourselves without depositors (suppliers of our inventory) and/or borrowers (purchasers of our inventory of money).

So the exercise for today is to deduce what must have happened to our largest asset classification—loans, and our largest liability classification—deposits, during a year when short-term interest rates fell by 73 percent. The answer would seem to be simple enough. If it costs less to borrow, one would expect loans to increase—substantially! Likewise if depositors receive less on money they entrust to us, it certainly follows that deposits will shrink. Well, in 2001 the opposite happened, loans fell and deposits increased. A quite unusual year, wouldn't you say?

In fact, both borrowers and depositors acted rationally under the circumstances. The circumstances were that the economy did slip into recession, causing, as it always does, caution and uncertainty; and the recession was exacerbated by the tragic events of September 11th, causing much greater caution and uncertainty.

In uncertain economic times people seek safety. It was rational for depositors to bring their money to the banks where they could be assured of the safety of their funds. And a return of only one or two percent looks pretty good when compared to the loss of ten percent or more which many investments in stocks and mutual funds generated last year.

Borrowers are not necessarily tempted by low rates. If lower rates enable them to refinance existing debt on more favorable terms, they should do that and they did last year. However, neither consumers nor businesses are inclined to borrow money when they are uncertain about their ability to repay it. It hardly makes sense for consumers who are worried about losing their jobs to go out and create new debt. Nor will businesses seek money to expand capacity when they are unable to sell the output of their current facilities.

Beyond the difficulty of finding new loans, we, like most banks, found that some of the loans we already had were not so hot. In polite society, this situation is referred to as having "credit quality concerns." During 2001, our delinquencies (overdue loans) increased by 18 percent, ending the year at 1.45 percent of outstanding loans. While we don't much care for the 18 percent increase, having less than 1½ percent of our loans delinquent puts us well below both our peer banks and the industry as a whole.

We also have a category known as "non-performing" loans. These include loans that are very seriously past due, loans upon which we have ceased to accrue interest, and loans that have been restructured. Non-performing loans also increased last year from 0.74 percent to 0.97 percent of loans.

Finally our net charge-offs increased last year from 0.33 percent of outstanding loans in 2000 to 0.37 percent in 2001. These numbers can be somewhat misleading. In the fourth quarter, charge-offs were 0.82 percent versus 0.69 percent in the fourth quarter of 2000. "Net" charge-offs are defined as the difference between the total amount of loans charged-off and the recoveries made of previously charged-off loans. Park National Corporation banks probably recover more charged-off loans than is typical in the industry. This is because our lenders are good collectors. They do not harass people; they do not call them late at night, or do any of the things you may have heard of. They do keep in touch. They are persistent. Our assumption is that people want to pay us if they are able. Park people try to help our borrowers to get back on their feet financially, and our customers appreciate that approach and pay us when they are able.

At this point we should tell you that, as we look over our troubled loans, we see some that, given a second chance, we would make again. These are loans that we knew going in carried substantial risks, but also involved the probability of substantial benefits to our communities. Perhaps a loan to build a new hotel to try to save a dying downtown. Perhaps a loan to a local manufacturer to enable a business to continue and thus save jobs for the community. We have these kinds of loans, we think the risks are worth taking, and furthermore we think we will eventually collect most of them.

We are disappointed to be experiencing loan problems. We are sorry for the mistakes we've made which cost us all as stockholders money. But we are not surprised. Banking is a risk taking business. Not a gambling business—at least it should not be. For gambling is a zero sum game; what one wins another loses.

Bankers are engaged in a risk business where they strive for a win-win outcome. An outcome where borrowers win by starting or expanding their businesses successfully and the bank wins by recovering the funds loaned plus interest earned. Unfortunately, when bankers make mistakes a lose-lose result is possible. A bad judgement resulting in a loan that should not have been made can result in the borrower losing a car, a house, or even a business and the banker losing shareholder reserves. So bankers "manage" risk. To manage risk means roughly to understand the risks involved in the transaction and to see to it that the risks assumed are neither beyond the capacity of the banker to understand nor the bank to absorb.

The best bankers manage risk successfully. Poor bankers get their banks into trouble. But even the very best make mistakes. And mistakes result in charge-offs. A bank without charge-offs is a bank that is not taking risks, and a bank that is not taking risks is a bank that is not serving its community.

All this is written only partially to rationalize the mistakes we made that resulted in the credit problems we are experiencing. Good times are wonderful for covering up bad loan decisions. In bad times they surface like dead and decaying fish.

Looking forward, we believe that not all our loan problems are behind us. We think that we have identified most of them, but almost certainly there will be new problems in 2002. How serious they are depends on how the economy performs. There appears to have been a slight upturn in the fourth quarter and we, like all Americans, hope there is improvement in each quarter this year.

We won't make these same mistakes again. Unfortunately, we'll find new ones. However, to put all this in perspective, you should know (1) that our credit quality problems pale beside those of many banks, and (2) that we have more than adequate reserves to ride out even the most severe storm. If all the loans that we classify as non-performing should result in total losses, a possibility that is less than remote, our reserves would cover them more than twice.

If you are still with us, you must be interested to know whether we made any money last year, and if so how much. We decided we could not possibly improve upon the summary written by our Chief Financial Officer, John Kozak, so we present that below:

"Net income for 2001 is $78,362,000 compared to $68,547,000 for 2000, an increase of 14.3%. Earnings per share (EPS) for 2001 is $5.58 compared to $4.81 for 2000, an increase of 16.0%. The figures for 2000 have been restated to include Security Banc Corporation. The merger with Security was completed in March 2001, and was accounted for using the pooling of interests method of accounting which requires us to restate our financial statements for prior periods. *We believe that a better comparison is to compare EPS as originally reported.* Below is our history for the past ten years.

	Originally Reported EPS	% Increase
2001	$5.58	9.4%
2000	$5.10	9.2%
1999	$4.67	10.7%
1998	$4.22	10.8%
1997	$3.81	11.1%
1996	$3.43	16.7%
1995	$2.94	10.1%
1994	$2.67	4.3%
1993	$2.56	15.3%
1992	$2.22	9.4%

The annual compound growth rate for the past ten years is 10.64% and for the past five years is 10.22%. The past two years have not quite reached 10%, but are close. Earnings for the banking industry in 2001 will only show a small increase or possibly even a decrease compared to the prior year. (Results won't be available until March.)

2001 was an incredible year! Short-term interest rates decreased from 6.50% to 1.75%, the economy entered a recession, our loan totals decreased every month during the year and finished $160 million or 5.4% below year-end 2000. Fee income from fixed rate mortgage loans originated and sold in the secondary market increased by $4.3 million or 83%. We experienced an extraordinary amount of change during the year and we were able to take advantage of the opportunities and have a nice year. Next year will bring new challenges and our goal is to produce great results regardless of where interest rates go and what the economy does."

There is not really much left to say about last year's performance after John's comments, except, perhaps, that the quarterly dividend rate so far in 2002 is $0.76, up from $0.71 last year.

A few words on the merger with Security Banc Corporation. Now a part of the Park organization for just over nine months, the three banks have fit in every bit as well as expected. And we say three banks, because by year-end, the former Third Savings and Loan in Piqua converted to a national bank charter, and is now known as Unity National Bank Division of Security National Bank. Like Century National Bank of Zanesville, Unity plans to expand service and product lines as a bank after giving up its thrift charter. And if they perform anything like Century National, the conversion will be judged a great success.

From time to time, we find it necessary to comment on the loss of people close to us. Phillip T. Leitnaker passed away last year. We suspect if he had been asked in advance, Phil would have said he always wanted to work, and retirement was a foreign idea to him. His death came following an accident on a job site. We know how much he is missed by his family and associates. He joined the Park board in 1990, and served as well as a member of the Advisory Board at Fairfield National. His contributions to our success, in Fairfield County as well to the corporation board, were greatly appreciated.

We also would like to note the retirement of Phillip H. Jordan, Jr. from the boards of Park National Corporation and the First-Knox National Bank. Phil came to the Park board when First-Knox National Bank joined us in 1997. Dr. Jordan took a major role in the negotiations leading to that merger and did an outstanding job of representing the interests of First-Knox shareholders.

Finally, we want to report important senior management changes at two of our affiliate banks. David L. Trautman, who has worked in the Park organization since his graduation from Duke University in 1983, has, since the merger in 1997, served as President of First-Knox National Bank in Mount Vernon. He is returning to Newark as Executive Vice President to assume major responsibilities in the management of The Park National Bank. He will continue as Chairman of the First-Knox board. Leadership at First-Knox will be furnished by Gordon E. Yance, a twenty-five year veteran of the bank.

We are reminded once again that good results are produced by good people. Our Human Resources folks provide us with the very best people and then train them well, so that all the three of us have to do is get out of their way and let them perform.



William T. McConnell
Chairman



Harry O. Egger
Vice Chairman



C. Daniel DeLawder
President

TABLE OF CONTENTS

STOCK LISTING:

AMEX Symbol – PRK
CUSIP #700658107

GENERAL STOCKHOLDER INQUIRIES:

Park National Corporation
David C. Bowers, Secretary
50 North Third Street
Post Office Box 3500
Newark, Ohio 43058-3500
740/349-3708

DIVIDEND REINVESTMENT PLAN:

The Corporation offers a plan whereby participating stockholders can purchase additional shares of Park National Corporation common stock through automatic reinvestment of their regular quarterly cash dividends. All commissions and fees connected with the purchase and safekeeping of the shares are paid by the Corporation. Details of the Plan and an enrollment card can be obtained by contacting the Corporation's Stock Transfer Agent and Registrar as indicated below.

DIRECT DEPOSIT OF DIVIDENDS:

The Corporation's stockholders may have their dividend payments directly deposited into their checking, savings or money market account. This direct deposit of dividends is free for all stockholders. If you have any questions or need an enrollment form, please contact the Corporation's Stock Transfer Agent and Registrar indicated below.

STOCK TRANSFER AGENT AND REGISTRAR:

First-Knox National Bank
P.O. Box 1270
One South Main Street
Mount Vernon, Ohio 43050
800/837-5266 Ext. 5208

FORM 10-K:

Copies of Park National Corporation's Form 10-K for 2001, including financial statements, may be obtained, without charge, by contacting the Secretary as indicated above.

INTERNET ADDRESS:

www.parknationalcorp.com

E-MAIL:

main@parknationalbank.com

Back Row Standing: (2) **Harry O. Egger** - Vice Chairman (4) **William T. McConnell** - Chairman; (7) **C. Daniel DeLawder** - President; (10) **William A. Phillips** - Chairman, Century National Bank; (13) **R. William Geyer** - Partner, Kincaid, Taylor and Geyer

Seated: (1) **J. Gilbert Reese** - Senior Partner, Reese, Pyle, Drake & Meyer, P.L.L.; (3) **Howard E. LeFevre** - Chairman of the Board, Freight Service, Inc.; (5) **Maureen Buchwald** - Owner, Glen Hill Orchard; (6) **Rick R. Taylor** - President, Jay Industries, Inc.; (8) **James J. Cullers** - Senior Partner, Zelkowitz, Barry & Cullers; (9) **D.C. Fanello** - Vice Chairman, Shiloh Corporation; (11) **James A. McElroy** - Chairman of the Board, AMG Industries, Inc.; (12) **John L. Warner** - Dawson, Coleman & Wallace Insurance Agency, Inc.; (14) **John J. O'Neill** - President, Southgate Corporation.


1
2
3
4
5
6
7
8
9
10
11
12
13
14

CENTURY NATIONAL BANK DIRECTORS



Michael L. Bennett
Vice President of
Corporate Affairs
The Longaberger Company



Ronald A. Bucci
President and Co-Owner
General Graphics and
Buckeye Stoneware
Partner in Fineline
Imprints



R. William Geyer
Partner
Kincaid, Taylor and Geyer



John W. Kozak
Senior Vice President
and
Chief Financial Officer
The Park National Bank



Henry C. Littick II
President
Southeastern Ohio
Broadcasting Systems Inc.



Thomas M. Lyall
President



William T. McConnell
Chairman
Park National Corporation



William A. Phillips
Chairman



James L. Shipley
President
Miller-Lynn Insurance
Service and Smith-Brogan
Insurance Agency



Thomas L. Sieber
President and CEO
Genesis HealthCare
System



Dr. Anne C. Steele
President
Muskingum College



Dr. Robert J. Thompson
Neurologist
Neurological Associates
of SE Ohio, Inc.

THE CITIZENS NATIONAL BANK DIRECTORS



John Kagamas
Chairman



Robert McConnell
President
Desmond-Stephan Mfg. Co.



Charles R. Saxbe
Partner
Chester, Willcox & Saxbe



Ronald Welch
Farmer



James R. Wilson
President



John Wing
Farmer

FAIRFIELD NATIONAL DIVISION ADVISORY BOARD DIRECTORS



Charles P. Bird, Ph.D.
Vice President
Regional Higher Education
Ohio University, Athens



C. Daniel DeLawder
President
Park National Corporation



Leonard F. Gorsuch
Chairman and CEO
Fairfield Homes, Inc.



Edward J. Gurile, Jr.
Senior Vice President



Eleanor V. Hood
Co-manager
The Lancaster Festival



Jonathan W. Nusbaum, M.D.
Director of Medical Education
Fairfield Medical Center



S. Alan Risch
President
Risch Drug Stores, Inc.



Mina H. Ubbing
CEO
Fairfield Medical Center



Paul Van Camp
Owner
P.V.C. Limited



Stephen G. Wells
President

FARMERS AND SAVINGS DIVISION ADVISORY BOARD DIRECTORS



Patricia A. Byerly
Funeral Director
Byerly Lindsey Funeral Home



James S. Lingenfelter
President



Roger E. Stitzlein
General Manager
Loudonville Farmers Equity



Chris D. Tuttle
President
Amish Oak Furniture Company, Inc.



Gordon E. Yance
Senior Vice President and Chief Financial Officer
First-Knox National Bank



Maureen Buchwald
Owner
Glen Hill Orchard



James J. Cullers
Senior Partner
Zelkowitz, Barry & Cullers



Ronald J. Hawk
President
Danville Feed and
Supply, Inc.



William B. Levering
Secretary and Treasurer
Levering Management, Inc.



William T. McConnell
Chairman
Park National Corporation



James A. McElroy
Chairman of the Board
AMG Industries, Inc.



Noel C. Parrish
President
NOE, Inc.



Mark R. Ramser
President
Ohio Cumberland Gas Co.



R. Daniel Snyder
Director
Snyder Funeral
Homes, Inc.



Roger E. Stitzlein
General Manager
Loudonville Farmers Equity



David L. Trautman
President



Carlos E. Watkins
Retired President
First-Knox National Bank
Vice Chairman of the Board



Gordon E. Yance
Senior Vice President
and Chief Financial Officer



Donna M. Alvarado
Managing Director
AGUILA International



David C. Bowers
Executive Vice President



C. Daniel DeLawder
President



F.W. Englefield IV
President
Englefield Oil Co.



Anne Cairns Federlein, Ph.D.
President
OSU-N and COTC



Howard E. LeFevre
Chairman of the Board
Freight Service, Inc.



William T. McConnell
Chairman



Michael J. Menzer
CEO
Paramount Financial Group, Inc.



Dr. Charles W. Noble, Sr.
Pastor
Shiloh Missionary Baptist Church



John J. O'Neill
President
Southgate Corporation



J. Gilbert Reese
Senior Partner
Reese, Pyle, Drake & Meyer, P.L.L.



John L. Warner
Dawson, Coleman & Wallace Insurance Agency, Inc.



Lee Zazworsky
President
Mid-State Systems, Inc.

THE RICHLAND TRUST COMPANY DIRECTORS


Ronald L. Adams
Retired President
DAI Emulsions, Inc.


Thomas H. Bloor
President
The Caldwell & Bloor Company


C. Daniel DeLawder
President
Park National Corporation


D.C. Fanello
Vice Chairman
Shiloh Corporation


Benjamin A. Goldman
Retired President
Superior Building Services


Gerald Johnson
Plant Manager
General Motors Corporation


Timothy J. Lehman
President


Grant E. Milliron
President
Milliron Industries


Shirley Monica
President
S.S.M. Inc.


Hayward Richardson
Ohio Development Director
HOSTS Corporation


Rick R. Taylor
President
Jay Industries, Inc.


D. Eugene Yarger
Executive Vice President

SECOND NATIONAL BANK DIRECTORS


William D. Blaine
Retired President
U.S. Chemical


Fred C. Brumbaugh
President
Nelson Tree Service


C. Daniel DeLawder
President
Park National Corporation


Neil J. Diller
Chief Financial Officer
Cooper Farms, Inc.


Jeff Hittle
President, Hittle Pontiac-Cadillac-GMC-Dealership


Raymond H. Lear
Chairman
Retired Regional Manager
Hughes Supply Inc.


Ronald W. McClurg
Executive Vice President


Marvin J. Stammen
President

SECURITY NATIONAL BANK DIRECTORS



Harry O. Egger
Chairman of the Board
and CEO



Vincent J. Demana
President
Benjamin Steel Comapany



Larry D. Ewald
President
Process Equipment
Company



William C. Fralick
President



Larry E. Kaffenbarger
President
Kaffenbarger Truck
Equipment Company



Richard E. Kramer
Retired President
and CEO
Fulmer Sueprmarkets, Inc.



Dr. Karen E. Rafinski
President and CEO
Clark State Community
College



J. William Stapleton
Executive Vice President
and Chief Financial Officer



Chester L. Walthall
President
Heat-Treating, Inc.



Robert A. Warren
President
Hauck Bros., Inc.

UNITED BANK, N.A. DIRECTORS



Kevin Binau
President & CEO
Ohio Mutual Insurance
Group



W. J. Blicke
Retired
Senior Vice President
United Bank NA



Joe D. Donithen
Chairman



Kenneth A. Parr, Jr.
Independent Insurance Agent
Parr Insurance Agency, Inc.



Donald R. Stone
President



Douglas M. Schilling
President,
Ferro Graphics Inc.



David L. Trautman
President, First-Knox
National Bank



Frederick Theiss
Pharmacist



Donald E. Widman, M.D.
Radiologist



Douglas Wilson
Owner
Doug's Toggery



Daniel L. Wingate
Retired Automobile Dealer



Dr. Richard N. Adams
Self-employed Consultant



Mimi A. Crawford
President
Craycon Homes, Inc.



Scott A. Gabriel
President



Dr. Douglas D. Hulme
DVM, President
Oakview Veterinary Hospital



W. Samuel Robinson
Partner
Murray, Wells, Wendeln &
Robinson CPAs, Inc.



Kenneth F. Rupp
Retired President & CEO
Third Savings

Park National Corporation

William T. McConnell
Chairman

Harry O. Egger
Vice Chairman

C. Daniel DeLawder
President

David C. Bowers
Secretary

Century National Bank

William A. Phillips
Chairman

Thomas M. Lyall
President

Barbara A. Gibbs
Senior Vice President

Patrick L. Nash
Senior Vice President

Raymond L. Omen
Senior Vice President

Maryann Thornton
Secretary/Treasurer

Michael F. Whiteman
Senior Vice President

Thomas W. Durant
Vice President

Bruce D. Kolopajlo
Vice President

Mark A. Longstreth
Vice President

James R. Merry
Vice President

C. Eugene Savage
Vice President

Carol S. Tolson
Vice President

Brent A. Barnes
Assistant Vice President and Auditor

Anita L. Heckel
Assistant Vice President

Michael L. Hill
Assistant Vice President

Jeffrey C. Jordan
Assistant Vice President

M. Rick Knox
Assistant Vice President

C. Sue Wilson
Assistant Vice President

Shawn W. Phelps
Trust Officer and Banking Officer

Brian J. Bee
Banking Officer

Brent A. Chadwell
Banking Officer

Christopher L. Harstine
Banking Officer

Dan D. Johnson
Banking Officer

Karen D. Lowe
Banking Officer

Beth A. Seyerle
Banking Officer

Victoria M. Thomas
Banking Officer

Sherry A. Ziemer
Banking Officer

Janice A. Hutchison
Administrative Officer

Diana F. McCloy
Administrative Officer

Rebecca A. Palmerton
Administrative Officer

Saundra W. Pritchard
Administrative Officer

Cynthia J. Snider
Administrative Officer

The Citizens National Bank

John G. Kagamas
Chairman

James R. Wilson
President

Richard M. Anderson
Senior Vice President

Tim Bunnell
Vice President and Chief Financial Officer

Max M. Coates
Vice President

Judith A. Markin
Vice President

Rick L. McCain
Assistant Vice President

Mary A. Mitchell
Assistant Vice President

Consolidated Computer Center
Division of The Park National Bank

Terrance M. Sullivan
President

Sherron L. Hamm
Assistant Vice President

Thomas A. Underwood
Information Services Officer

Fairfield National
Division of The Park National Bank

Stephen G. Wells
President

Edward J. Gurile, Jr.
Senior Vice President

Daniel R. Bates
Vice President

Timothy D. Hall
Vice President

Thomas L. Kokensparger
Vice President and Trust Officer

Barron M. Walker
Vice President

Richard E. Baker II
Assistant Vice President

Ronald L. Bibler
Assistant Vice President and Auditor

Linda K. Boch
Assistant Vice President

Eric G. Dewey
Assistant Vice President

Charlotte A. Akers
Banking Officer

Linda B. Boch
Banking Officer

Donna M. Cotterman
Banking Officer

Linda M. Harris
Banking Officer

Melissa J. McMullen
Banking Officer

Judith I. Smeck
Banking Officer

Molly S. Bates
Administrative Officer

Monica Hampson
Administrative Officer

Sabrena L. McClure
Administrative Officer

Brenda S. Shamblin
Administrative Officer

Loretta J. Swyers
Administrative Officer

Sandra S. Uhl
Administrative Officer

Farmers and Savings
Division of The First-Knox National Bank

James S. Lingenfelter
President

Stanley D. Young
Senior Vice President

Sharon E. Blubaugh
Vice President

Kenneth G. Gosche
Vice President

Wayne D. Young
Vice President

Gregory A. Henley
Assistant Vice President

Barbara J. Young
Assistant Vice President

The First-Knox National Bank

David L. Trautman
President

Gordon E. Yance
Senior Vice President and Chief Financial Officer

Kathy K. Blackburn
Vice President

James E. Brinker
Vice President

William C. Brunka
Vice President

J. Curtis Cree
Vice President

Lawrence A. Dailey
Vice President

Mark P. Leonard
Vice President

W. Douglas Leonard
Vice President

Jesse L. Marlow
Vice President

Louis G. Petros
Vice President

Vickie A. Sant
Vice President

Ian Watson
Vice President and Trust Officer

Barbara A. Barry
Assistant Vice President

Charlene V. Beckley
Assistant Vice President

Rebecca A. Brownfield
Assistant Vice President

Cheri L. Butcher
Assistant Vice President and Trust Officer

Julie A. Cline
Assistant Vice President

Bruce B. Hite
Assistant Vice President

Debra E. Holiday
Assistant Vice President

R. Edward Kline
Assistant Vice President

Ronald L. McMillan
Assistant Vice President

Cynthia L. Rhodes-Higgs
Assistant Vice President

Rebecca K. Rodeniser
Assistant Vice President

Patty S. Durbin
Banking Officer

Patti J. Frazee
Banking Officer

Becky J. Landis
Banking Officer

Tammy S. Lemley
Banking Officer

Jerry D. Simon
Banking Officer

J. Blair Strain
Banking Officer

Sherry L. Snyder
Banking Officer

Rea D. Wirt
Banking Officer

Ella E. Altizer
Administrative Officer

The First-Knox National Bank (CONTINUED)

Phyllis D. Colopy
Administrative Officer

Diana L. Doerr
Administrative Officer

Sharon S. Freeman
Administrative Officer

Teresa B. Hogg
Administrative Officer

Deborah I. Idoine
Administrative Officer

James S. Meyer
Administrative Officer

Bethanne Moore
Administrative Officer

Betty L. Mossholder
Administrative Officer

Christopher S. Rickly
Administrative Officer

Daniel A. Shrimplin
Administrative Officer and Auditor

Sherri L. Stringfellow
Administrative Officer

Diana R. Wagner
Administrative Officer

Guardian Financial Services

Earl W. Osborne
President

Matthew R. Marsh
Lending Officer

The Park National Bank

William T. McConnell
Chairman

C. Daniel DeLawder
President

David C. Bowers
Executive Vice President

John W. Kozak
Senior Vice President and Chief Financial Officer

Stuart N. Parsons
Senior Vice President and Trust Officer

H. David Schuman
Senior Vice President

Cheryl L. Snyder
Senior Vice President

Adrian O. Breen
Vice President

John A. Brown
Vice President

Thomas J. Button
Vice President

Peter G. Cassanos
Vice President

Edward E. Christian
Vice President

Cynthia H. Crane
Vice President

Lynn B. Fawcett
Vice President and Auditor

Lawrence E. Green
Vice President and Trust Officer

Keith K. Johnson
Vice President and Trust Officer

Steven J. Klein
Vice President

Edward D. Lewis
Vice President

Laura B. Lewis
Vice President

Terry C. Myers
Vice President and Trust Officer

Jerry S. Nethers
Vice President

Robert M. Parsley
Vice President

David F. Romes
Vice President

R. Michael Shannon
Vice President

Robert G. Springer
Vice President

Paul E. Turner
Vice President

William R. Wilson
Vice President

Gail A. Blizzard
Assistant Vice President

Jerry D. Cotterman
Assistant Vice President

Kathleen O. Crowley
Assistant Vice President and Auditor

James P. Dellner
Assistant Vice President and Trust Officer

Linda R. Dodson
Assistant Vice President

Judith A. Franklin
Assistant Vice President

John S. Gard
Assistant Vice President and Trust Officer

Ned E. Harter
Assistant Vice President

Daniel L. Hunt
Assistant Vice President

R. Kathleen Johnson
Assistant Vice President

Teresa M. Kroll
Assistant Vice President and Trust Officer

Brenda L. Kutan
Assistant Vice President

Michael D. McDonald
Assistant Vice President

Ronald C. McLeish
Assistant Vice President

Lydia E. Miller
Assistant Vice President

Jennifer L. Morehead
Assistant Vice President

Lisa C. Morton
Assistant Vice President

Tina M. Queen
Assistant Vice President

Karen K. Rice
Assistant Vice President

Ralph H. Root III
Assistant Vice President

Alan C. Rothweiler
Assistant Vice President and Auditor

Carole F. Sargent
Assistant Vice President

Julie L. Strohacker
Assistant Vice President and Trust Officer

John B. Uible
Assistant Vice President and Trust Officer

Ronald A. Walters
Assistant Vice President

Barbara A. Wilson
Assistant Vice President

Christa D. Wright
Assistant Vice President

The Park National Bank (CONTINUED)

Thomas M. Cummiskey
Trust Officer

Tiffany M. Brandt
Banking Officer

Catherine J. Evans
Banking Officer

David J. Gooch
Banking Officer

David W. Hardy
Banking Officer

Louise A. Harvey
Banking Officer

Dixie C. Hoskinson
Banking Officer

Patricia J. Laskay
Banking Officer

Kimberly G. McDonough
Banking Officer

Jeffrey A. Norris
Banking Officer

Christine S. Schneider
Banking Officer

Brian E. Smith
Banking Officer

Julie K. Wright
Banking Officer

Kathy L. Allen
Administrative Officer

Renee L. Baker
Administrative Officer

Robert S. Burch
Assistant Trust Officer

Sharon L. Cost
Administrative Officer

Jill S. Evans
Administrative Officer

Brenda M. Frakes
Administrative Officer

Damon P. Howarth
Assistant Trust Officer

M. Kathleen Lattig
Administrative Officer

Julia E. McCormack
Administrative Officer

Denise A. Stalling
Assistant Trust Officer

D. Janet Tabler
Administrative Officer

Lori B. Tabler
Administrative Officer

J. Brad Zellar
Assistant Trust Officer

The Richland Trust Company

Timothy J. Lehman
President

D. Eugene Yarger
Executive Vice President

Raymond A. Piar
Senior Vice President

Douglas G. Walter
Senior Vice President

Jerrold J. Coon
Vice President

John M. Gurney
Vice President

Nancy A. James
Vice President

Michael A. Jefferson
Vice President

Mark F. Kiamy
Vice President and Auditor

Carol A. Michaels
Vice President

Charla A. Irvin
Vice President and Trust Officer

M. John Ruehle
Vice President

John P. Stewart
Vice President and Trust Officer

Edward F. Adams
Assistant Vice President

Katharine J. Barré
Assistant Vice President

Edward A. Brauchler
Assistant Vice President

Patricia L. Caris
Assistant Vice President

Edward E. Duffey
Assistant Vice President

Brenda S. Morris
Assistant Vice President

Jon R. Mull
Assistant Vice President

Linda M. Whited
Assistant Vice President

M. Colleen Wolfgang
Assistant Vice President

Connie K. DeVault
Banking Officer

Susan A. Fanello
Banking Officer

Barbara A. Miller
Banking Officer

Joe Sansalone
Banking Officer

Sheryl L. Smith
Banking Officer

Kathleen A. Spidel
Banking Officer

Sandra S. Brodbeck
Administrative Officer

Jim D. Burton
Administrative Officer

John Q. Cleland
Administrative Officer

Carol L. Davis
Administrative Officer

Scope Leasing, Inc.

Charles W. Sauter
President

Raymond L. Keller
Vice President

Second National Bank

Marvin J. Stammen
President

Ronald W. McClurg
Executive Vice President

Alan W. Greiner
Senior Vice President and Chief Financial Officer

John E. Swallow
Senior Vice President

Steven C. Badgett
Vice President

Marie A. Boas
Vice President and Auditor

Thomas V. Copp
Vice President and Cashier

Marabelle J. Garland
Vice President

Thomas J. Lawson
Vice President

Kent J. Monnin
Vice President

Linda K. Newbauer
Vice President

Gene A. Rismiller
Vice President

Suzanne K. Anderson
Assistant Vice President

Gerald O. Beatty
Assistant Vice President

Jerome F. Bey III
Assistant Vice President

Kathleen A. Kilgallon
Assistant Vice President

Vicki L. Neff
Assistant Vice President

Cynthia K. Riffle
Assistant Vice President

Alexa Jo Roth
Assistant Vice President

Daniel G. Schmitz
Assistant Vice President

Kimberely A. Baker
Loan Officer

D. Todd Durham
Trust Officer

Cheryl A. Goubeaux
Accounting Officer

H.B. Hole III
Loan Officer

Roberta A. Staugler
Loan Officer

Shane D. Stonebraker
Loan Officer

Brian A. Wagner
Loan Officer

Security National Bank

Harry O. Egger
Chairman of the Board and Chief Executive Officer

William C. Fralick
President

J. William Stapleton
Executive Vice President and Chief Financial Officer

Jeffrey A. Darding
Vice President

William A. Creed
Vice President

Peter W. Foreman
Vice President

Thomas A. Goodfellow
Vice President

Glenda S. Greenwood
Vice President

Andrew J. Irick
Vice President

James A. Kreckman
Vice President

James E. Leathley
Vice President

Gary L. Linn
Vice President

Allan W. Macbeth
Vice President

Richard O. Matthies
Vice President

Thomas L. Miller
Vice President and Controller

Daniel M. O'Keefe
Vice President

Thomas C. Ruetenik
Vice President

Janet L. Sandifer
Vice President

Michael B. Warnecke
Vice President

Teresa D. Hoyt
Director of Human Resources

Margaret A. Chapman
Auditor

Karen S. Gibson
Assistant Vice President

Mary L. Goddard
Assistant Vice President

Ernest R. Picklesimer
Assistant Vice President

Marcia L. Sample
Assistant Vice President

Gary J. Seitz
Assistant Vice President

Rachel M. Brewer
Trust Officer

Michelle R. Ervin
Trust Officer

Margaret L. Foley
Trust Officer

Catherine L. Hill
Trust Officer

Margaret E. Thornton
Trust Officer

J. David Hoskins
Trust Investment Officer

Terri L. Wyatt
Trust Operations Officer

Sharon K. Boysel
Accounting Officer

Jeffrey B. Sanders
Network Manager Officer

Joanna S. Jaques
Branch Manager

Joyce E. Sheridan
Branch Manager

Linda R. Swank
Branch Manager

James W. Bacon
Consumer Loan Officer

United Bank, N.A.

Donald R. Stone
President

Marc C. Hawk
Senior Vice President

Glen A. Chase
Vice President

David J. Lauthers
Vice President

Norman W. McKibben
Vice President

Harold W. Strang
Vice President

Scott Bennett
Assistant Vice President

Wanda Berry
Assistant Vice President

Matthew Bickert
Assistant Vice President

James Chapman
Assistant Vice President

Floyd J. Farmer
Assistant Vice President

Richard D. Hancock
Assistant Vice President and Trust Officer

Stephen Schafer
Assistant Vice President

B. Luanne Miller
Administrative Officer

Joyce Schimpf
Accounting Administrative Officer

Helen Johnston
Branch Manager

Debra Rainier
Branch Manager

Debbi A. Schreck
Loan Officer

Unity National
Division of Security National Bank

Scott A. Gabriel
President

Gary L. Enz
Senior Vice President

G. Dwayne Cooper
Vice President/Treasurer and Secretary

David S. Frey
Vice President

Stephen W. Vallo
Vice President

Dean F. Brewer
Assistant Vice President

Helen E. Brown
Assistant Vice President

Teresa A. Mayo
Assistant Vice President

Thomas G. Rhoades
Assistant Vice President

Connie S. Usserman
Assistant Vice President

Carol L. Van Culin
Assistant Vice President

Vivian J. Bausman
Collection Manager

Century National Bank

MAIN OFFICE
14 South Fifth Street
Post Office Box 1515
Zanesville, Ohio 43702-1515
740/454-2521

NORTH *
1201 Brandywine Boulevard
Zanesville, Ohio 43701-1086
740/455-7282

SOUTH *
2127 Maysville Avenue
Zanesville, Ohio 43701-5748
740/455-7299

EAST *
1705 East Pike
Zanesville, Ohio 43701-6601
740/455-7304

KROGER *
3387 Maple Avenue
Zanesville, Ohio 43701
740/455-7326

LENDING OFFICE
33 South Fifth Street
Zanesville, Ohio 43701-3531
740/454-6892

ATHENS
898 East State Street
Athens, Ohio 45701-2115
740/593-7756

COSHOCTON *
100 Downtowner Plaza
Coshocton, Ohio 43812-1921
740/623-0114

DRESDEN *
91 West Dave Longaberger Avenue
Dresden, Ohio 43821-9726
740/754-2265

LOGAN *
61 North Market Street
Logan, Ohio 43138-1259
740/385-5621

MALTA
50 West Third Street
Malta, Ohio 43758-0217
740/962-4588

NEW CONCORD
One West Main Street
New Concord, Ohio 43762-1218
740/872-3908

NEW LEXINGTON
206 North Main Street
New Lexington, Ohio 43764-1263
740/342-4103

* Automatic Banking Center

The Citizens National Bank

MAIN OFFICE
One Monument Square
Urbana, Ohio 43078
937-653-1200

MECHANICSBURG
2 South Main Street
Mechanicsburg, Ohio 43044
937-834-3387

PLAIN CITY
105 West Main Street
Plain City, Ohio 43064
614-873-5521

SCIOTO STREET
838 Scioto Street
Urbana, Ohio 43078
937-653-1200

NORTH LEWISBURG
8 West Maple Street
North Lewisburg, Ohio 43060
937-747-2911

Fairfield National Division

MAIN OFFICE
143 West Main Street
Post Office Box 607
Lancaster, Ohio 43130-0607
740/653-7242

MAIN OFFICE DRIVE-THRU *
150 West Wheeling Street
Lancaster, Ohio 43130-3707
740/653-7242

BALTIMORE *
1301 West Market Street
Baltimore, Ohio 43105-1044
740/862-4104

EAST MAIN *
1001 East Main Street
Lancaster, Ohio 43130
740/653-5598

WEST FAIR *
1001 West Fair Avenue
Lancaster, Ohio 43130
740/653-1199

MEMORIAL DRIVE *
1280 North Memorial Drive
Post Office Box 607
Lancaster, Ohio 43130-0607
740/653-1422

SUPER MONEY MARKET *
Kroger Food and Drug
1695 Gender Road
Canal Winchester, Ohio 43110
614/920-2454

SUPER MONEY MARKET *
Kroger Food and Drug
1141 East Main Street
Post Office Box 607
Lancaster, Ohio 43130-0607
740/653-9375

SUPER MONEY MARKET *
Kroger Food and Drug
1735 North Memorial Drive
Post Office Box 607
Lancaster, Ohio 43130-0607
740/681-1610

SUPER MONEY MARKET *
Kroger Food and Drug
1045 Hill Road North
Pickerington, Ohio 43147-9278
614/759-1522

SUPER MONEY MARKET *
Meijer Lancaster
2900 Columbus-Lancaster Road
Lancaster, Ohio 43130
740/687-1000

* Automatic Banking Center

Farmers and Savings Division

LOUDONVILLE *
120 North Water Street
Post Office Box 179
Loudonville, Ohio 44842-0179
419/994-4115

PERRYSVILLE *
112 North Bridge Street
Post Office Box 156
Perrysville, Ohio 44864-0156
419/938-5622

* Automated Teller Machine

The First-Knox National Bank

MAIN OFFICE
One South Main Street
Post Office Box 1270
Mount Vernon, Ohio 43050-1270
740/399-5500

BELLVILLE *
154 Main Street
Bellville, Ohio 44813-1237
419/886-3711

CENTERBURG *
35 West Main Street, Drawer F
Centerburg, Ohio 43011-0806
740/625-6136

COSHOCTON AVENUE *
810 Coshocton Avenue
Mount Vernon, Ohio 43050-1931
740/397-5551

DANVILLE *
Public Square
Post Office Box 29
Danville, Ohio 43014-0029
740/599-6686

EDISON *
504 West High Street
Mount Gilead, Ohio 43338-1004
419/947-4686

FREDERICKTOWN *
137 North Main Street
Fredericktown, Ohio 43019-1109
740/694-2015

MILLERSBURG
60 West Jackson Street
Millersburg, Ohio 44654-1302
330/674-2610

MOUNT GILEAD
17 West High Street
Mount Gilead, Ohio 43338-1212
419/946-9010

OPERATIONS CENTER
105 W. Vine Street
Post Office Box 1270
Mt. Vernon, OH 43050-1270
740/399-5500

* Automated Teller Machine

Guardian Financial Services

HEATH
575 Hebron Road
Heath, Ohio 43056
740/788-8766

HILLIARD
2495 Hilliard Rome Road
Hilliard, Ohio 43026
614/527-8710

LANCASTER
137 West Main Street
Lancaster, Ohio 43130
740/654-6959

MANSFIELD
3 North Main Street
Suite 302
Mansfield, Ohio 44902
419/525-4006

The Park National Bank

MAIN OFFICE *
50 North Third Street
Post Office Box 3500
Newark, Ohio 43058-3500
740/349-8451

CINCINNATI
36 East Fourth Street
Suite 916
Cincinnati, Ohio 45202-3810
513/768-8800

COLUMBUS
140 East Town Street
Suite 1010
Columbus, Ohio 43215-5125
614/228-0063

DAYTON
40 West Fourth Street
Suite 1800
Dayton, Ohio 45402
937/223-3022

DUGWAY *
1495 Granville Road
Newark, Ohio 43055-1581
740/344-8320

EASTLAND *
1008 East Main Street
Newark, Ohio 43055-6940
740/345-4870

GRANVILLE *
119 East Broadway
Post Office Box 356
Granville, Ohio 43023-0356
740/587-0238

HEATH-SOUTHGATE *
571 Hebron Road
Heath, Ohio 43056-1402
740/522-3176

HEBRON *
103 East Main Street
Post Office Box 268
Hebron, Ohio 43025-0268
740/928-2691

JOHNSTOWN *
60 West Coshocton Street
Post Office Box 446
Johnstown, Ohio 43031-0446
740/967-1831

The Park National Bank (CONTINUED)

KIRKERSVILLE
177 East Main Street
Post Office Box 38
Kirkersville, Ohio 43033-0038
740/927-2301

KROGER-DEO DRIVE *
245 Deo Dr. ,Suite A
Post Office Box 3500
Newark, Ohio 43058-3500
740/349-3946

KROGER-PATASKALA *
350 East Broad Street
Pataskala, Ohio 43062
740/927-8113

McMILLEN *
1633 West Main Street
Newark, Ohio 43055-1385
740/522-3241

NORTH 21ST STREET *
990 North 21st Street
Newark, Ohio 43055-2922
740/366-1334

SOUTH 30TH STREET *
800 South 30th Street
Heath, Ohio 43056-1208
740/522-5693

UTICA *
33 South Main Street
Post Office Box 486
Utica, Ohio 43080-0486
740/892-3841

OPERATIONS CENTER
21 South First Street
Post Office Box 3500
Newark, Ohio 43058-3500
740/349-8451

* Automatic Banking Center

The Richland Trust Company

MAIN OFFICE *
3 North Main Street
Post Office Box 355
Mansfield, Ohio 44901-0355
419/525-8700

ASHLAND ROAD *
797 Ashland Road
Mansfield, Ohio 44905-2075
419/589-6321

BUTLER *
85 Main Street
Butler, Ohio 44822-9618
419/883-3291

COOK ROAD *
460 West Cook Road
Mansfield, Ohio 44907-2395
419/756-3696

KROGER MADISON *
1060 Ashland Road
Mansfield, Ohio 44905-8797
419/589-7481

LEXINGTON *
276 East Main Street
Lexington, Ohio 44904-1300
419/884-1054

MARION AVENUE
50 Marion Avenue
Mansfield, Ohio 44903-2302
419/524-3310

ONTARIO *
325 North Lexington-Springmill Rd.
Ontario, Ohio 44906-1218
419/529-4112

WEST PARK *
1255 Park Avenue West
Mansfield, Ohio 44906-2810
419/529-5622

SHELBY DOWNTOWN
43 West Main Street
Shelby, Ohio 44875-1239
419/342-4015

SHELBY/MANSFIELD AVENUE *
155 Mansfield Avenue
Shelby, Ohio 44875-1832
419/347-3111

SPRINGMILL *
889 North Trimble Road
Mansfield, Ohio 44906-2009
419/747-4821

* ATM-Ready Bank Location

Second National Bank

MAIN OFFICE
499 South Broadway
Greenville, Ohio 45331
937/548-2122

ARCANUM DOWNTOWN
1 West George Street
Arcanum, Ohio 45304
937/692-5191

ARCANUM NORTH *
603 North Main Street
Arcanum, Ohio 45304
937/692-5114

BRETHREN'S HOME *
750 Chestnut Street
Greenville, Ohio 45331
937/548-5435

FT. RECOVERY *
117 North Wayne Street
Ft. Recovery, Ohio 45846
419/375-4101

GREENVILLE NORTH *
1302 Wagner Avenue
Greenville, Ohio 45331
937/548-5068

THIRD AND WALNUT BRANCH *
East Third and Walnut
Greenville, Ohio 45331
937/548-2036

VERSAILLES *
101 West Main Street
Versailles, Ohio 45380
937/526-3287

WALMART SUPER STORE *
1501 Wagner Avenue
Greenville, Ohio 45331
937/548-4563

* Automatic Banking Center

Security National Bank

MAIN OFFICE *
40 South Limestone Street
Springfield, Ohio 45502
937/324-6800

EAST MAIN *
2730 East Main Street
Springfield, Ohio 45503
937/325-0351

ENON*
3680 Marion Drive
Enon, Ohio 45323
937/864-7318

JAMESTOWN
2 East Washington Street
Jamestown, Ohio 45335
937/675-7311

JEFFERSONVILLE *
2 South Main Street
Jeffersonville, Ohio 43128
740/426-6384

MEDWAY
130 West Main Street
Medway, Ohio 45341
937/849-1393

NEW CARLISLE *
201 North Main Street
New Carlisle, Ohio 45344
937/845-3811

NORTH LIMESTONE *
1756 North Limestone Street
Springfield, Ohio 45503
937/390-3688

NORTHRIDGE *
1600 Morefield Road
Springfield, Ohio 45503
937/390-3088

PARK LAYNE *
2035 South Dayton-Lakeview Road
New Carlisle, Ohio 45344
937/849-1331

SHAWNEE
3566 Jasper Road
Jamestown, Ohio 45335
937/675-9891

SOUTH CHARLESTON
102 South Chillicothe Street
South Charleston, Ohio 45368
937/462-8368

WESTERN *
920 West Main Street
Springfield, Ohio 45504
937/322-0152

XENIA DOWNTOWN
161 East Main Street
Xenia, Ohio 45385
937/372-9211

XENIA PLAZA *
82 North Allison Avenue
Xenia, Ohio 45385
937/372-9214

* Automatic Banking Center

United Bank, N.A.

MAIN OFFICE *
401 S. Sandusky Avenue
P.O. Box 568
Bucyrus, Ohio 44820
419/562-3040

CALEDONIA *
140 E. Marion St.
Caledonia, Ohio 43314
419/845-2721

CRESTLINE *
245 N. Seltzer Street
P.O. Box 186
Crestline, Ohio 44827
419/683-1010

GALION *
8 Public Square
Galion, Ohio 44833
419/468-2231

MARION LENDING
559 E. Center Street
Marion, Ohio 43302
740/383-3355

PROSPECT
105 N. Main Street
Prospect, Ohio 43342
740/494-2131

WALDO
133 N. Marion Street
Waldo, Ohio 43356
740/726-2108

* Automatic Banking Center

Unity National Division

ADMINSTRATION BUILDING
212 North Main Street
Post Office Box 913
Piqua, Ohio 45356
937/773-0752

SUNSET*
1603 Covington Avenue
Piqua, Ohio 45356
937/778-4617

TIPP CITY
1176 West Main Street
Tipp City, Ohio 45371
937/667-4888

WAYNE STREET
215 North Wayne Street
Piqua, Ohio 45356
937/773-0752

TROY
1314 West Main Street
Troy, Ohio 45373
937/339-6626

* Automatic Banking Center

Off-Site Automatic Banking Center Locations

APPLE VALLEY
21973 Coshocton Road, Howard

BUCKEYE LAKE TRUCK STOP
Buckeye Lake

COLONIAL CITY LANES
110 Mount Vernon Avenue, Mount Vernon

DUKE AND DUCHESS
262 North Marion Road, Waldo

FAIRFIELD MEDICAL CENTER
401 Ewing, Lancaster

GAMBIER
Kenyon College Bookstore
106 Gaskin Avenue, Gambier

GENESIS HEALTHCARE SYSTEM
Bethesda Campus, Zanesville

GENESIS HEALTHCARE SYSTEM
Good Samaritan Campus, Zanesville

HOT ROD'S
10103 Mount Gilead Road, Fredericktown

HUNT'S MARATHON
6154 State Route 95, Mount Gilead

JAMESTOWN
82 West Washington Street, Jamestown

KNOX COMMUNITY HOSPITAL
1330 Coshocton Road, Mount Vernon

KROGER
890 West Fourth Street, Mansfield

KROGER
1500 Lexington Avenue, Mansfield

LICKING MEMORIAL HOSPITAL
1320 West Main Street, Newark

MANSFIELD
1000 Park Avenue West, Mansfield

McDONALD'S RESTAURANT
St. Rte. 13 & I-71
25 West Hanley Road, Mansfield

MERCY MEDICAL CENTER
1343 North Fountain Boulevard, Springfield

MILLERSBURG
50 North Clay Street, Millersburg

MORROW COUNTY HOSPITAL
651 West Marion Street, Mount Gilead

MOUNT VERNON
11 West Vine Street, Mount Vernon

MOUNT VERNON NAZARENE COLLEGE
800 Martinsburg Road, Mount Vernon

OHIO UNIVERSITY-LANCASTER
1570 Granville Pike, Lancaster

OSU-N/COTC
Newark

PLAIN CITY
440 South Jefferson Street

RIVER VIEW SURGERY CENTER
2401 North Columbus Street, Lancaster

THE LONGABERGER HOMESTEAD
5563 W. Raiders Road, Frazeysburg

UNITED TELEPHONE COMPANY OF OHIO
Mansfield

UNITED OHIO INSURANCE COMPANY
1725 Hopley Avenue, Bucyrus

WAYNE HOSPITAL
835 Sweitzer Street, Greenville

WITTENBERG UNIVERSITY
738 Woodlawn Avenue, Springfield

This financial review presents management's discussion and analysis of the financial condition and results of operations for Park National Corporation ("Park" or the "Corporation"). This discussion should be read in conjunction with the consolidated financial statements and related footnotes and the five-year summary of selected financial data. Management's discussion and analysis contains forward-looking statements that are provided to assist in the understanding of anticipated future financial performance. These forward-looking statements involve significant risks and uncertainties including changes in general economic and financial market conditions and Park's ability to execute its business plans. Although Park believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially. Undue reliance should not be placed on the forward-looking statements, which speak only as of the date hereof. Park does not undertake any obligation to publicly update any forward-looking statement.

OVERVIEW

On March 23, 2001, Park merged with Security Banc Corporation, a $995 million bank holding company headquartered in Springfield, Ohio, in a transaction accounted for as a pooling-of-interests. Park issued approximately 3,350,000 shares of common stock to the stockholders of Security Banc Corporation based upon an exchange ratio of .284436 shares of Park common stock for each outstanding share of Security Banc Corporation common stock. The three financial institution subsidiaries of Security Banc Corporation (The Security National Bank and Trust Co., The Citizens National Bank of Urbana, and The Third Savings and Loan Company) are being operated as two separate subsidiaries by Park. The Third Savings and Loan Company is now being operated as a separate division of The Security National Bank and Trust Co. under the name of Unity National, and The Citizens National Bank of Urbana is also being operated as a separate banking subsidiary of Park. The historical financial statements of Park have been restated to show Security Banc Corporation and Park on a combined basis.

On April 30, 2000, Park merged with U.B. Bancshares, Inc., a $180 million bank holding company headquartered in Bucyrus, Ohio. Park issued approximately 325,000 shares of common stock to the stockholders of U.B. Bancshares, Inc. based upon an exchange ratio of .577209 shares of Park common stock for each outstanding share of U.B. Bancshares, Inc. common stock. United Bank, N.A., the wholly owned subsidiary of U.B. Bancshares, Inc. is being operated by Park as a separate banking subsidiary. Park also merged with SNB Corp., a $300 million bank holding company headquartered in Greenville, Ohio on April 30, 2000. Park issued approximately 835,000 shares of common stock to the stockholders of SNB Corp. based upon an exchange ratio of 5.367537 shares of Park common stock for each outstanding share of SNB Corp. common stock. Second National Bank, the wholly owned subsidiary of SNB Corp., is being operated as a separate banking subsidiary by Park. Both merger transactions were accounted for as pooling-of-interests and as a result the historical financial statements of Park have been restated to show U.B. Bancshares, SNB Corp., and Park on a combined basis.

Net income for 2001 was $78.4 million, the highest in Park's fifteen year history as a bank holding company. This represents a 14.3% increase over net income of $68.5 million for 2000. Earnings per share were $5.58 for 2001, up by 16.0% over the $4.81 earnings per share for 2000. These large increases for 2001 can be misleading as 2000 results have been restated to reflect the merger transaction with Security Banc Corporation discussed above.

Earnings per share of $5.58 for 2001 represents an increase of 9.4% compared to Park's originally reported earnings per share of $5.10 for 2000. This is a better indication of the improvement in earnings for 2001. The following table compares the originally reported earnings per share with the restated earnings per share for the past five years.

	Originally Reported EPS	Percent Increase	Restated EPS	Percent Increase
2001	$5.58	9.4%	$5.58	16.0%
2000	$5.10	9.2%	$4.81	8.6%
1999	$4.67	10.7%	$4.43	2.3%
1998	$4.22	10.8%	$4.33	9.1%
1997	$3.81	11.1%	$3.97	14.4%

The restated earnings per share takes into account all of the merger transactions that Park has been involved in during the past five years. Please note that the originally reported earnings per share were higher for 2000 and 1999 and lower for 1998 and 1997. Management believes that merger transactions should be accretive to earnings per share after the first full year of combined operations. Originally reported earnings per share has increased at an annual compound growth rate of 10.22% over the past five years.

The Corporation's Board of Directors approved a 5% stock dividend in November 1999. The additional shares resulting from the dividend were distributed on December 15, 1999 to stockholders of record as of December 3, 1999. The consolidated financial statements, notes and other references to share and per share data have been retroactively restated for the stock dividend.

Effective with the fourth quarter of 2001, the quarterly cash dividend on common stock was increased to $.76 per share. The new annualized cash dividend of $3.04 per share is 7.0% greater than the cash dividend paid in 2000. The Corporation has paid quarterly dividends since becoming a holding company in early 1987. The annual compound growth rate for the Corporation's per share dividend for the last five years is 15.9%.

Park's business strategy is geared toward maximizing the return to stockholders. The Corporation's common stock value has appreciated 15.8% annually on a compounded, total return basis for the last five years and 16.7% annually for the past ten years. The December 31, 2001 value of a $1,000 investment on December 31, 1996 and a $1,000 investment on December 31, 1991 would be $2,078 and $4,704, respectively, inclusive of the reinvestment of dividends in the Corporation's stock.

ABOUT OUR BUSINESS

Through its banking subsidiaries, Park is engaged in the commercial banking and trust business, generally in small to medium population Ohio communities. Management believes there is a significant number of consumers and businesses which seek long-term relationships with community-based financial institutions of quality and strength. While not engaging in activities such as foreign lending, nationally syndicated loans and investment banking operations, Park attempts to meet the needs of its customers for commercial, real estate and consumer loans, consumer and commercial leases, and investment and deposit services. Familiarity with the local market, coupled with conservative loan underwriting standards, has allowed Park to achieve solid financial results even in periods where there have been weak economic conditions.

Park has produced performance ratios which compare favorably to peer bank holding companies in terms of equity and asset returns, capital adequacy and asset quality. Continued strong results are contingent upon economic conditions in Ohio and competitive factors, among other things.

The Corporation's subsidiaries compete for deposits and loans with other banks, savings associations, credit unions and other types of financial institutions. Park and its subsidiaries operate one hundred seven financial service offices and a network of one hundred nine automatic teller machines in twenty-six Ohio counties.

A table of financial data of the Corporation's affiliates for 2001, 2000, and 1999 is shown below. See Footnote 19 to the financial statements for additional financial information on the Corporation's affiliates.

Table 1 – Park National Corporation Affiliate Financial Data

(In thousands)	2001 Average Assets	2001 Net Income	2000 Average Assets	2000 Net Income	1999 Average Assets	1999 Net Income
Park National Bank:						
Park National Division	**$1,010,407**	**$22,330**	$ 963,176	$22,111	$ 883,680	$20,411
Fairfield National Division	**293,782**	**5,670**	288,477	4,777	281,893	4,209
Richland Trust Company	**447,654**	**7,252**	448,029	5,667	415,528	5,085
Century National Bank	**416,970**	**8,256**	399,814	7,023	388,616	5,688
First-Knox National Bank:						
First-Knox National Division	**562,275**	**10,627**	541,570	9,755	509,143	8,765
Farmers & Savings Division	**75,625**	**1,735**	69,084	1,363	63,160	903
United Bank N.A.	**189,010**	**1,909**	179,495	851	178,973	621
Second National Bank	**307,081**	**5,681**	303,110	2,915	299,278	1,400
Security National Bank:						
Security National Division	**661,046**	**10,114**	632,517	9,298	621,484	11,311
Unity National Division	**184,850**	**111**	195,634	1,389	196,182	2,158
Citizens National Bank	**175,263**	**1,998**	166,210	2,061	135,486	2,371
Parent Company, including consolidating entries	**(53,959)**	**2,679**	(45,282)	1,337	(23,768)	883
Consolidated Totals	**$4,270,004**	**$78,362**	$4,141,834	$68,547	$3,949,655	$63,805

RETURN ON EQUITY

Park's primary financial goal is to achieve a superior, long-term return on stockholders' equity. The Corporation measures performance in its attempts to achieve this goal against its peers, defined as all U.S. bank holding companies between $3 billion and $10 billion in assets. At year-end 2001 there were approximately 66 bank holding companies in this peer group. The Corporation's net income to average equity ratio (ROE) was 17.33%, 16.55% and 15.60% in 2001, 2000, and 1999, respectively. The return on equity ratio has averaged 16.36% over the past five years compared to 14.26% for the peer group.

HISTORICAL COMPARISON OF RETURN ON AVERAGE EQUITY


20.00%
15.00%
10.00%
5.00%
0.00%

	1997	1998	1999	2000	2001
Park	16.22%	16.11%	15.60%	16.55%	17.33%
Peer Mean	14.13%	13.40%	14.72%	14.86%	14.21%*

*as of 09/30/2001

BALANCE SHEET COMPOSITION

Park functions as a financial intermediary. The following section discusses the sources of funds and the manner in which management has invested these funds.

SOURCE OF FUNDS

Deposits: The Corporation's major source of funds is provided by core deposits from individuals, businesses, and local government units. These core deposits consist of all noninterest bearing and interest bearing deposits, excluding certificates of deposit of $100,000 and over which were less than 15% of total deposits for the last three years. In 2001, year-end total deposits increased by $162 million or 5.1% compared to an increase of $48 million or 1.5% for 2000. Approximately $15 million of the 2001 increase resulted from the purchase of a bank branch office in Jamestown, Ohio in December 2001. The banking industry experienced larger deposit increases in 2001 as consumers shifted funds from the equity markets to deposits and fixed income securities. Park had increases of 2.1% in time deposits, 4.31% in noninterest bearing deposits, and 9.6% in interest bearing transaction accounts. Management expects that deposit growth will be slower in 2002 as some depositors shift funds to the equity markets. The small increase in deposits for 2000 was primarily due to time deposits growing by only $24 million. Park chose not to match some of the higher rates being paid on time deposits by competitors during 2000 and as a result experienced slower growth.

Maturity of time certificates of deposit and other time deposits of $100,000 and over as of December 31, 2001 were:

Table 2 – $100,000 and Over Maturity Schedule

December 31, 2001 (In thousands)	Time Certificates of Deposit
3 months or less	**$193,897**
Over 3 months through 6 months	**69,295**
Over 6 months through 12 months	**97,819**
Over 12 months	**58,285**
Total	**$419,296**

Short-Term Borrowings: Short-term borrowings consist of securities sold under agreements to repurchase, Federal Home Loan Bank advances, federal funds purchased, and other borrowings.

These funds are used to manage the Corporation's liquidity needs and interest rate sensitivity risk. The average rate paid on short-term borrowings generally moves closely with changes in market interest rates for short-term investments. The average rate paid on short-term borrowings was 3.33%, 5.66% and 4.73% for 2001, 2000 and 1999, respectively. By comparison, the average federal funds rate was 3.89%, 6.24% and 4.97% for 2001, 2000 and 1999, respectively. In 2001, average short-term borrowings were $279 million compared to $295 million in 2000 and $360 million in 1999. Average short-term borrowings were 6.5% of average assets in 2001 compared to 7.1% in 2000 and 9.1% in 1999.

Long-Term Debt: Long-term debt is a result of borrowings from the Federal Home Loan Bank. The average rate paid on long-term debt was 4.67% for 2001 compared to 5.84% for 2000 and 5.20% for 1999. At December 31, 2001, approximately 50% of the long-term debt of $393 million was variable rate at an interest rate of 1.95% compared to the fixed rate debt at an average rate of 5.14%. In 2001, average long-term debt was $296 million compared to $267 million in 2000 and $89 million in 1999. Average long-term debt was 6.9% of average assets in 2001 compared to 6.5% in 2000 and 2.3% in 1999. Management increased the use of variable rate long-term debt in 2001 and 2000 and reduced the use of short-term borrowings. The variable rate borrowings reprice each month based on a short-term money market rate and may be prepaid monthly at the repricing date.

Stockholders' Equity: Average stockholders' equity to average total assets was 10.59% in 2001, 10.00% in 2000 and 10.36% in 1999.

In accordance with Statement of Financial Accounting Standards No. 115, the Corporation reflects any unrealized holding gain/(loss) on available-for-sale securities, net of federal taxes as accumulated other income which is part of the Corporation's equity. While the effects of this accounting are not recognized for calculation of regulatory capital adequacy ratios, it does impact the Corporation's equity as reported in the audited financial statements. The unrealized holding gain/(loss) on available-for-sale securities, net of federal taxes, was $8.7, $4.0, and $(16.3) million at year-end 2001, 2000 and 1999, respectively.

INVESTMENT OF FUNDS

Loans: Average loans, net of unearned income, were $2,882 million in 2001 compared to $2,874 million in 2000 and $2,618 million in 1999. The average yield on loans was 8.69% in 2001 compared to 9.02% in 2000 and 8.75% in 1999. The average prime lending rate in 2001 was 6.92% compared to 9.19% in 2000 and 7.99% in 1999. Approximately 68% of loan balances mature or reprice within one year. This results in the interest rate yield on the loan portfolio adjusting with changes in interest rates, but on a delayed basis.

Year-end loan balances, net of unearned income, decreased by $160 million or 5.4% in 2001 compared to an increase of $176 million or 6.3% in 2000. Residential real estate loans decreased by $88 million or 7.6% to $1,074 million at year-end 2001 compared to an increase of $85 million or 7.9% for 2000. With long-term interest rates at relatively low levels throughout 2001, the demand for fixed rate residential mortgage loans was very strong. However, Park sells the long-term fixed rate mortgage loans in the secondary market and retains the servicing on these loans. This activity, the origination and sale of fixed rate mortgage loans, produced a significant increase in fee income during 2001, but did not increase loan balances since the loans are sold. In fact, many borrowers took advantage of the low interest rate environment to refinance their adjustable rate mortgage loan into a fixed rate mortgage loan which reduces the loan balances reported on the balance sheet.

Demand for commercial loans, consumer loans and automobile leasing was weak in 2001. Commercial loans decreased by 8.1%, compared to decreases of 6.6% in consumer loans and 13.5% in leases. Management expects that the demand for loans will increase in 2002 as the economy recovers from the recession that started in March 2001.

Table 3 reports year-end loan balances by type of loan for the past five years.

Table 3 – Loans by Type

December 31, (In thousands)	2001	2000	1999	1998	1997
Commercial, financial and agricultural	**$ 440,336**	$ 479,167	$ 440,166	$ 413,773	$ 396,491
Real estate – construction	**89,235**	95,310	99,519	103,508	93,735
Real estate – residential	**1,073,801**	1,161,498	1,076,352	1,039,866	1,048,101
Real estate – commercial	**595,567**	570,969	514,590	442,818	395,199
Consumer, net	**477,579**	511,310	529,577	454,698	439,714
Leases, net	**119,290**	137,950	120,246	63,485	37,180
Total Loans	**$2,795,808**	$2,956,204	$2,780,450	$2,518,148	$2,410,420

Table 4 – Selected Loan Maturity Distribution

December 31, 2001 (In thousands)	One Year or Less	Over One Through Five Years	Over Five Years	Total
Commercial, financial and agricultural	$216,129	$122,080	$102,127	**$440,336**
Real estate – construction	47,830	5,894	35,511	**89,235**
Total	**$263,959**	**$127,974**	**$137,638**	**$529,571**
Total of these selected loans due after one year with:				
Fixed interest rate				**$100,014**
Floating interest rate				**$165,598**

Investment Securities: The Corporation's securities portfolio is structured to provide liquidity and contribute to earnings. The Corporation classifies approximately 98% of its securities as available-for-sale—see Footnote 4 to the financial statements. These securities are carried on the books at their estimated fair value with the unrealized holding gain or loss, net of taxes, accounted for as comprehensive other income which is part of the Corporation's equity. Management classifies a large portion of the securities portfolio as available-for-sale so that these securities will be available to be sold in future periods in carrying out the Corporation's investment strategies. The remaining securities are classified as held-to-maturity and are accounted for at amortized cost.

The Corporation's investment strategy is dynamic. As conditions change over time, the Corporation's overall interest rate risk, liquidity needs, and potential return on the investment portfolio will change. The Corporation regularly reevaluates the securities in its portfolio based on circumstances as they evolve. Circumstances that may precipitate a sale of a security would be to better manage interest rate risk, meet liquidity needs, or to improve the overall yield from the investment portfolio. Park realized a net security gain of $140,000 in 2001, compared to net security losses of $889,000 in 2000 and $4.6 million in 1999.

Total year-end investment securities increased by $508 million or 53.2% in 2001 compared to a decrease of $41 million or 4.1% in 2000. The large increase in the investment portfolio in 2001 was needed to compensate for the decrease in total loans. The increase in the investment portfolio was funded by a decrease in loans and by increases in deposits and total borrowed funds. The increase in the investment portfolio is due to an increase in U.S. Government Agency asset-backed securities. This segment of the investment portfolio consists of mortgage-backed securities and collateralized mortgage obligations. The mortgage-backed securities portfolio totaled $462 million at year-end 2001 compared to $411 million at year-end 2000. The collateralized mortgage obligations totaled $609 million at December 31, 2001 compared to $5 million at year-end 2000. At year-end 2001, the mortgage-backed securities portfolio consists primarily of seasoned fifteen year mortgages with a remaining average life of 3.9 years and an average yield of 6.51%. The collateralized mortgage obligations are all backed by fifteen year mortgage-backed securities and have a remaining average life of 2.9 years with an average yield of 6.11%.

The average yield on taxable investment securities was 6.58%, 6.65%, and 6.51% for 2001, 2000, and 1999, respectively. The average maturity or repricing of the taxable investment portfolio was approximately 3.0 years at year-end 2001 compared to 3.5 years at year-end 2000 and 5.1 years at year-end 1999.

The average maturity of the taxable investment portfolio would lengthen if long-term interest rates would increase as cash flow from mortgage-backed securities and collateralized mortgage obligations would change. Management estimates that the average maturity of the taxable investment portfolio would lengthen to 4.8 years with a 1.00% increase in long-term interest rates and to 5.8 years with a 2.00% increase in long-term interest rates.

The Corporation's tax-exempt securities portfolio was 10.5% of the total securities portfolio at year-end 2001 compared to 17.7% at year-end 2000 and 18.0% at year-end 1999. The average tax-equivalent yield on tax-exempt securities was 6.97%, 6.85% and 6.94% for 2001, 2000 and 1999, respectively. The average maturity of the tax-exempt portfolio was 5.3 years at year-end 2001 compared to 6.1 years at year-end 2000 and 6.5 years at year-end 1999.

The following table sets forth the book value of investment securities at year end:

Table 5 – Investment Securities

December 31, (In thousands)	2001	2000	1999
Obligations of U.S. Treasury and other U.S. Government agencies	**$197,502**	$332,428	$340,405
Obligations of states and political subdivisions	**153,954**	168,970	179,893
U.S. Government asset-backed securities and other asset-backed securities	**1,071,445**	416,406	442,544
Other securities	**41,278**	38,167	34,352
Total	**$1,464,179**	$955,971	$997,194

EARNING RESULTS

The Corporation's principal source of earnings is net interest income, the difference between total interest income and total interest expense. Net interest income results from average balances outstanding for interest earning assets and interest bearing liabilities in conjunction with the average rates earned and paid on them.

Net interest income increased by $12.2 million or 6.7% to $192.9 million for 2001 compared to an increase of $7.0 million or 4.0% to $180.8 million for 2000. The net yield on interest earning assets increased to 4.92% for 2001 compared to 4.75% for 2000 and 4.87% for 1999.

Similarly, the net interest rate spread—the difference between rates received for interest earning assets and the rates paid for interest bearing liabilities increased to 4.25% for 2001 compared to 3.99% for 2000 and 4.22% for 1999. The increase in net interest income for 2001 was due to both an increase in the net interest spread and the increase in average interest earning assets. The increase for 2000 was primarily due to the growth in average interest earning assets.

Table 6 – Distribution of Assets, Liabilities and Stockholders' Equity

December 31, (Dollars in thousands)	2001			2000			1999		
	Daily Average	Interest	Average Rate	Daily Average	Interest	Average Rate	Daily Average	Interest	Average Rate
ASSETS									
Interest earning assets:									
Loans (1) (2)	**$2,881,551**	**$250,465**	**8.69%**	$2,873,939	$259,094	9.02%	$2,618,162	$229,049	8.75%
Taxable investment securities	**945,333**	**62,197**	**6.58%**	828,550	55,076	6.65%	836,708	54,509	6.51%
Tax-exempt investment securities (3)	**160,374**	**11,173**	**6.97%**	173,390	11,872	6.85%	188,891	13,117	6.94%
Federal funds sold	**21,021**	**872**	**4.15%**	24,144	1,404	5.82%	28,420	1,444	5.08%
Total interest earning assets	**4,008,279**	**324,707**	**8.10%**	3,900,023	327,446	8.40%	3,672,181	298,119	8.12%
Noninterest earning assets:									
Allowance for possible loan losses	**(59,761)**			(53,645)			(50,196)		
Cash and due from banks	**123,424**			126,720			143,673		
Premises and equipment, net	**39,967**			40,319			41,919		
Other assets	**158,095**			128,417			142,078		
TOTAL	**$4,270,004**			$4,141,834			$3,949,655		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest bearing liabilities:									
Transaction accounts	**$ 649,831**	**$ 11,824**	**1.82%**	$ 628,353	$ 14,633	2.33%	$ 607,435	$ 12,584	2.07%
Savings deposits	**514,194**	**10,781**	**2.10%**	516,382	12,243	2.37%	537,852	12,348	2.30%
Time deposits	**1,571,021**	**81,707**	**5.20%**	1,521,378	83,164	5.47%	1,460,886	72,649	4.97%
Total interest bearing deposits	**2,735,046**	**104,312**	**3.81%**	2,666,113	110,040	4.13%	2,606,173	97,581	3.74%
Short-term borrowings	**279,244**	**9,296**	**3.33%**	295,162	16,700	5.66%	359,639	17,006	4.73%
Long-term debt	**295,669**	**13,796**	**4.67%**	267,147	15,599	5.84%	89,399	4,651	5.20%
Total interest bearing liabilities	**3,309,959**	**127,404**	**3.85%**	3,228,422	142,339	4.41%	3,055,211	119,238	3.90%
Noninterest bearing liabilities:									
Demand deposits	**460,219**			460,360			451,723		
Other	**47,539**			38,957			33,642		
Total noninterest bearing liabilities	**507,758**			499,317			485,365		
Shareholders' equity	**452,287**			414,095			409,079		
TOTAL	**$4,270,004**			$4,141,834			$3,949,655		
Net interest earnings		**$197,303**			$185,107			$178,881	
Net interest spread			**4.25%**			3.99%			4.22%
Net yield on interest earning assets			**4.92%**			4.75%			4.87%

(1) Loan income includes net fee loan income of $3,605 in 2001, $809 in 2000 and $1,069 in 1999. Loan income also includes the effects of taxable equivalent adjustments using a 35% rate in 2001, 2000 and 1999. The taxable equivalent adjustment was $1,028 in 2001, $1,020 in 2000 and $954 in 1999.

(2) For purposes of this computation, non-accrual loans are included in the daily average loans outstanding.

(3) Interest income on tax-exempt securities includes the effect of taxable equivalent adjustments using a 35% rate in 2001, 2000 and 1999. The taxable equivalent was $3,331 in 2001, $3,454 in 2000 and $4,132 in 1999.

The yield on average interest earning assets was 8.10% in 2001 compared to 8.40% in 2000 and 8.12% in 1999. The average prime lending rate was approximately 6.92% for 2001 compared to 9.19% for 2000 and 7.99% for 1999. The Federal Reserve Board decreased the federal funds rate from 6.50% to 1.75% during 2001. Short-term interest rates are expected to stay relatively low during 2002. About one-third of Park's loan portfolio is indexed to the prime lending rate and as a result, the average yield on interest earning assets is expected to decrease in 2002. Average interest earning assets increased by $108 million or 2.8% to $4,008 million in 2001 compared to an increase of $228 million or 6.2% to $3,900 million in 2000.

The average rate paid on average interest bearing liabilities was 3.85% in 2001 compared to 4.41% in 2000 and 3.90% in 1999. The average rate paid on deposits was 3.81% for 2001 compared to 4.13% for 2000 and 3.74% for 1999. Management expects that the average rate paid on deposits and borrowed funds will continue to decrease in 2002 as a result of the large decrease in short-term market rates during 2001. Average interest bearing liabilities increased by $82 million or 2.5% to $3,310 million in 2001 compared to an increase of $173 million or 5.7% to $3,228 million in 2000. Average interest bearing deposits as a percentage of average interest bearing liabilities were 82.6% in both 2001 and 2000 compared to 85.3% in 1999.

The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Table 7 – Volume/Rate Variance Analysis

(In thousands)	Change from 2000 to 2001 Volume	Rate	Total	Change from 1999 to 2000 Volume	Rate	Total
Increase (decrease) in: Interest income:						
Total loans	$ 698	$ (9,327)	**$ (8,629)**	$22,833	$ 7,212	$30,045
Taxable investments	7,706	(585)	**7,121**	(554)	1,121	567
Tax-exempt investments	(904)	205	**(699)**	(1,075)	(170)	(1,245)
Federal funds sold	(165)	(367)	**(532)**	(234)	194	(40)
Total interest income	7,335	(10,074)	**(2,739)**	20,970	8,357	29,327
Interest expense: Transaction accounts	486	(3,295)	**(2,809)**	441	1,608	2,049
Savings accounts	(52)	(1,410)	**(1,462)**	(487)	382	(105)
Time deposits	2,690	(4,147)	**(1,457)**	3,066	7,449	10,515
Short-term borrowings	(858)	(6,546)	**(7,404)**	(3,336)	3,030	(306)
Long-term debt	1,546	(3,349)	**(1,803)**	10,310	638	10,948
Total interest expense	3,812	(18,747)	**(14,935)**	9,994	13,107	23,101
Net variance	$ 3,523	$ 8,673	**$12,196**	$10,976	$(4,750)	$ 6,226

Other Income: Total other income, exclusive of security gains or losses, increased by $6.7 million or 17.6% to $45.1 million in 2001 and increased by $1.6 million or 4.4% to $38.4 million in 2000 compared to $36.7 million for 1999. Service charges on deposit accounts increased by $733,000 or 5.8% in 2001 and by $1.1 million or 9.7% in 2000 due to both fee increases and increases in the number of transaction accounts.

Income from fiduciary activities increased by $647,000 or 7.9% in 2001 and by $494,000 or 6.4% in 2000 due primarily to increases in assets under management for new trust department customers.

The subcategory of "other income" increased by $629,000 or 5.1% in 2001 due primarily to increased fees from check card and ATM services. The increased fee income is primarily due to an increase in the usage of these electronic card-based services and to a lesser extent fee increases.

Fee income earned from the origination and sale into the secondary market of fixed rate mortgage loans is included with other non-yield related loan fees in the subcategory other service income. For 2001, other service income increased by $4.7 million or 90.7% due primarily to the increase in fixed rate mortgage loan volume. Fixed rate mortgage loan volume is greatly dependent on the level of long-term interest rates. Other service income was $5.2 million for both 2000 and 1999. Management expects that the fixed rate mortgage loan volume will be below 2001 activity in 2002, but will surpass the activity in 2000.

Losses on sales of securities were $889,000 in 2000 and $4.6 million in 1999 compared to a gain of $140,000 in 2001. The proceeds from the sales of securities in 2000 and 1999 were generally invested in higher yielding, longer maturity securities. Lower overall interest rates prevented sales for losses and related reinvestments in 2001. During 2001, 2000, and 1999, the Corporation had no investment in off-balance sheet derivative instruments.

Other Expense: Total other expense increased by $7.3 million or 6.9% to $114.2 million in 2001 and increased by $3.4 million or 3.3% to $106.9 million in 2000 compared to $103.5 million for 1999.

Salaries and employee benefits increased by $4.3 million or 7.8% in 2001 compared to an increase of $2.9 million or 5.5% in 2000. Full-time equivalent employees at year-end were 1,551 in 2001, and 1,528 in 2000. The five affiliate banks acquired by Park in 2000 and 2001 were included in Park's officer incentive compensation program in 2001, which increased salaries expense by approximately $1.5 million. Management expects that salaries and employee benefits expense will increase by approximately 5.5% in 2002.

Data processing fees increased by $424,000 or 5.4% in 2001 compared to an increase of $921,000 or 13.3% in 2000. The large increase in data processing expense in 2000 was primarily due to an upgrade in the mainframe equipment in 1999 which is being depreciated over three years.

The subcategory "other expense" increased by $2.3 million or 27.7% in 2001 due primarily to a charge of $2.0 million to increase the reserve for auto lease residuals. The reserve at year-end 2001 was $3.1 million or 6.7% of auto lease residuals. Actual losses on auto lease residuals were $502,000 in 2001 and $258,000 in 2000. Management expects that the losses on auto lease residuals will increase in 2002, but believes that the reserve is adequate to absorb such losses.

Income Taxes: Federal income tax expense as a percentage of income before taxes was 29.4% in 2001, 29.0% in 2000 and 29.1% in 1999. A lower tax percentage rate than the statutory rate of thirty-five percent is primarily due to tax-exempt interest income from state and municipal investments and loans and low income housing tax credits.

CREDIT EXPERIENCE

Provision for Loan Losses: The provision for loan losses is the amount added to the allowance for loan losses to absorb possible future loan charge-offs. The amount of the loan loss provision is determined by management after reviewing the risk characteristics of the loan portfolio, historical loan loss experience and projections of future economic conditions.

The allowance for loan losses at December 31, 2001 totaled $60.0 million and represented 2.14% of total loans outstanding at December 31, 2001 compared to $57.5 million or 1.94% of total loans outstanding at December 31, 2000 and $52.1 million or 1.88% of total loans outstanding at December 31, 1999. The provision for loan losses was $13.1 million for 2001 compared to $14.8 million for 2000 and $12.5 million for 1999. Net charge-offs were $10.6 million for 2001 compared to $9.5 million for 2000 and $8.4 million for 1999.

Management believes that the allowance for loan losses at year-end 2001 is adequate to absorb credit losses inherent in the loan portfolio. See Footnote 1 to the financial statements for additional information on management's evaluation of the adequacy of the allowance for loan losses.

The following table summarizes the loan loss provision, charge-offs and recoveries for the last five years:

Table 8 – Summary of Loan Loss Experience

(In thousands)	2001	2000	1999	1998	1997
Average loans (net of unearned interest)	**$2,881,551**	$2,873,939	$2,618,162	$2,443,119	$2,326,022
Allowance for possible loan losses:					
Beginning balance	**$ 57,473**	$ 52,140	$ 48,098	$ 45,018	$ 42,352
Charge-offs:					
Commercial	**3,770**	5,077	5,055	1,443	2,471
Real estate	**2,623**	1,161	1,907	1,862	1,308
Consumer	**9,908**	6,825	5,361	6,275	4,988
Lease financing	**1,519**	933	268	184	144
Total charge-offs	**17,820**	13,996	12,591	9,764	8,911
Recoveries:					
Commercial	**2,453**	788	445	1,271	522
Real estate	**656**	573	1,484	1,074	715
Consumer	**3,426**	2,772	2,123	1,890	1,530
Lease financing	**712**	406	112	91	226
Total recoveries	**7,247**	4,539	4,164	4,326	2,993
Net charge-offs	**10,573**	9,457	8,427	5,438	5,918
Provision charged to earnings	**13,059**	14,790	12,469	8,518	8,584
Ending balance	**$ 59,959**	$ 57,473	$ 52,140	$ 48,098	$ 45,018
Ratio of net charge-offs to average loans	**0.37%**	0.33%	0.32%	0.22%	0.25%
Ratio of allowance for possible loan losses to end of year loans, net of unearned interest	**2.14%**	1.94%	1.88%	1.91%	1.87%

The following table summarizes the allocation of allowance for possible loan losses:

Table 9 – Allocation of Allowance for Loan Losses

December 31, (Dollars in thousands)	2001		2000		1999		1998		1997	
	Allowance	Percent of Loans Per Category	Allowance	Percent of Loans Per Category	Allowance	Percent of Loans Per Category	Allowance	Percent of Loans Per Category	Allowance	Percent of Loans Per Category
Commercial	**$15,853**	**15.75%**	$15,573	16.21%	$13,645	15.83%	$12,827	16.43%	$13,683	16.45%
Real estate	**21,695**	**62.90%**	20,222	61.83%	18,280	60.80%	17,448	62.99%	15,100	63.77%
Consumer	**19,131**	**17.08%**	17,886	17.30%	17,212	19.05%	15,923	18.06%	14,950	18.24%
Leases	**3,280**	**4.27%**	3,792	4.67%	3,003	4.32%	1,900	2.52%	1,285	1.54%
Total	**$59,959**	**100.00%**	$57,473	100.00%	$52,140	100.00%	$48,098	100.00%	$45,018	100.00%

As of December 31, 2001, the Corporation had no significant concentrations of loans to borrowers engaged in the same or similar industries nor did the Corporation have any loans to foreign governments.

Nonperforming Assets: Nonperforming loans include: 1) loans whose interest is accounted for on a nonaccrual basis; 2) loans whose terms have been renegotiated; and 3) loans which are contractually past due 90 days or more as to principal or interest payments but whose interest continues to accrue. Other real estate owned results from taking title to property used as collateral for a defaulted loan.

The following is a summary of the nonaccrual, past due and renegotiated loans and other real estate owned for the last five years:

Table 10 – Nonperforming Assets

December 31, (Dollars in thousands)	2001	2000	1999	1998	1997
Nonaccrual loans	**$17,303**	$10,204	$ 6,446	$ 5,606	$ 6,090
Renegotiated loans	**2,254**	6,440	740	814	1,975
Loans past due 90 days or more	**7,550**	5,093	5,191	4,283	4,970
Total nonperforming loans	**27,107**	21,737	12,377	10,703	13,035
Other real estate owned	**3,425**	1,716	2,486	1,769	558
Total nonperforming assets	**$30,532**	$23,453	$14,863	$12,472	$13,593
Percentage of nonperforming loans to loans, net of unearned interest	**0.97%**	0.74%	0.45%	0.43%	0.54%
Percentage of nonperforming assets to loans, net of unearned interest	**1.09%**	0.79%	0.53%	0.50%	0.56%
Percentage of nonperforming assets to total assets	**0.67%**	0.56%	0.36%	0.35%	0.40%

Tax equivalent interest income from loans of $250.5 million for 2001 would have increased by $1,324,000 if all loans had been current in accordance with their original terms. Interest income for the year ended December 31, 2001 in the approximate amount of $1,188,000 is included in interest income for those loans in accordance with original terms.

The Corporation had $101.6 million of loans included on the Corporation's watch list of potential problem loans at December 31, 2001 compared to $83.3 million at year-end 2000 and $63.8 million at year-end 1999. The existing conditions of these loans do not warrant classification as nonaccrual. Management undertakes additional surveillance regarding a borrower's ability to comply with payment terms for watch list loans.

CAPITAL RESOURCES

Liquidity and Interest Rate Sensitivity Management: The Corporation's objective in managing its liquidity is to maintain the ability to continuously meet the cash flow needs of customers, such as borrowings or deposit withdrawals, while at the same time seeking higher yields from longer-term lending and investing activities.

Cash and cash equivalents decreased by $289,000 during 2001 to $169.1 million at year end. Cash provided by operating activities was $98.2 million in 2001, $76.9 million in 2000, and $84.8 million in 1999. Net income was the primary source of cash for operating activities during each year.

Cash used in investing activities was $351.0 million in 2001, $115.4 million in 2000, and $303.9 million in 1999. A major use or source of cash in investing activities is the net increase or decrease in the loan portfolio. Cash provided by the net decrease in the loan portfolio was $156.1 million in 2001 and cash used for the net increase in loans was $184.0 million in 2000 and $271.0 in 1999.

Security transactions are the other major use or source of cash in investing activities. Proceeds from the sale or maturity of securities provide cash and purchases of securities use cash. Net security transactions used $499.0 million of cash in 2001, provided $71.9 million of cash in 2000 and provided $26.8 million of cash in 1999.

Cash provided by financing activities was $252.5 million in 2001, $22.1 million in 2000, and $222.8 million in 1999. A major source of cash for financing activities is the net increase in deposits. Cash provided from the net increase in deposits was $147.0 million in 2001, $47.6 million in 2000 and $48.5 million in 1999. The purchase of deposits with the branch offices in 2001 and 1999 provided cash of $15.0 million and $14.9 million, respectively.

Changes in short-term borrowings or long-term debt is another major source or use of cash for financing activities. The net increase in short-term borrowings provided cash of $42.6 million in 2001. The net change in short-term borrowings used cash of $120.4 million in 2000 and provided cash of $117.7 million in 1999. Cash was provided by the net increase in long-term debt of $102.4 million in 2001, $149.6 million in 2000 and $74.5 million in 1999.

Funds are available from a number of sources, including the securities portfolio, the core deposit base, Federal Home Loan Bank borrowings, and the capability to securitize or package loans for sale.

The present funding sources provide more than adequate liquidity for the Corporation to meet its cash flow needs.

Liquidity is enhanced by assets maturing or repricing within one year. Assets maturing or repricing within one year were $2,493 million or 58.5% of interest earning assets at year-end 2001. Liquidity is also enhanced by a significant amount of stable core deposits from a variety of customers in several Ohio markets served by the Corporation.

An asset/liability committee monitors and forecasts rate-sensitive assets and liabilities and develops strategies and pricing policies to influence the acquisition of certain assets and liabilities. The purpose of these efforts is to guard the Corporation from adverse impacts of unforeseen swings in interest rates and to enhance the net income of the Corporation by accepting a limited amount of interest rate risk, based on interest rate projections.

The following table shows interest sensitivity data for five different time intervals as of December 31, 2001:

Table 11 – Interest Rate Sensitivity

(Dollars in thousands)	0-3 Months	3-12 Months	1-3 Years	3-5 Years	Over 5 Years	Total
Interest rate sensitive assets:						
Investment securities (1)	**$ 145,330**	$ 434,210	$ 574,594	$166,678	$143,417	$1,464,229
Loans (1)	**813,810**	1,099,668	654,374	167,087	60,869	2,795,808
Total interest earning assets	**959,140**	1,533,878	1,228,968	333,765	204,286	4,260,037
Interest bearing liabilities:						
Interest bearing checking (2)	**104,704**	—	314,111	—	—	418,815
Savings accounts (2)	**262,841**	—	262,841	—	—	525,682
Money market checking	**288,039**	—	—	—	—	288,039
Time deposits	**420,718**	633,079	452,350	57,226	1,428	1,564,801
Other	**1,533**	—	—	—	—	1,533
Total deposits	**1,077,835**	633,079	1,029,302	57,226	1,428	2,798,870
Short-term borrowings	**318,311**	—	—	—	—	318,311
Long-term debt	**200,600**	7,225	5,951	75,678	103,086	392,540
Total interest bearing liabilities	**1,596,746**	640,304	1,035,253	132,904	104,514	3,509,721

Table 11 – Interest Rate Sensitivity (continued)

(Dollars in thousands)	0-3 Months	3-12 Months	1-3 Years	3-5 Years	Over 5 Years	*Total*
Interest rate sensitivity gap	**(637,606)**	893,574	193,715	200,861	99,772	750,316
Cumulative rate sensitivity gap	**(637,606)**	255,968	449,683	650,544	750,316	
Cumulative gap as a percentage of total interest earning assets	**–14.97%**	6.01%	10.56%	15.27%	17.61%	

(1) Investment securities and loans that are subject to prepayment are shown in the table by the earlier of their repricing date or their expected repayment dates and not by their contractual maturity.

(2) Management considers interest bearing checking accounts and savings accounts to be core deposits and therefore, not as rate sensitive as other deposit accounts and borrowed money. Accordingly, only 25% of interest bearing checking accounts and 50% of savings accounts are considered to reprice within one year. If all of the interest bearing checking accounts and savings accounts were considered to reprice within one year, the one year cumulative gap would change from a positive 6.01% to a negative 7.53%.

The interest rate sensitivity gap analysis provides a good overall picture of the Corporation's static interest rate risk position. The Corporation's policy is that the twelve month cumulative gap position should not exceed fifteen percent of interest earning assets for three consecutive quarters. At December 31, 2001, the cumulative interest earning assets maturing or repricing within twelve months were $2,493 million compared to the cumulative interest bearing liabilities maturing or repricing within twelve months of $2,237 million. For the twelve months, rate sensitive assets exceed rate sensitive liabilities by $256 million or 6.0% of earning assets. This is expressed in the table as a positive number because cumulative rate sensitive assets within twelve months exceed cumulative rate sensitive liabilities within twelve months.

A positive twelve month cumulative rate sensitivity gap would suggest that the Corporation's net interest margin would modestly increase if interest rates were to rise. However, the usefulness of the interest sensitivity gap analysis as a forecasting tool in projecting net interest income is limited. The gap analysis does not consider the magnitude by which assets or liabilities will reprice during a period and also contains assumptions as to the repricing of transaction and savings accounts that may not prove to be correct.

The cumulative twelve month interest rate sensitivity gap position at December 31, 2000 was a negative $135 million or 3.4% of interest earning assets compared to a positive $256 million or a positive 6.0% of interest earning assets at December 31, 2001. This change in the cumulative twelve month interest rate sensitivity gap of a positive $391 million was primarily due to an increase in the amount of investments repricing or maturing in one year to $580 million at year-end 2001 compared to $206 million at year-end 2000.

Management supplements the interest rate sensitivity gap analysis with periodic simulations of balance sheet sensitivity under various interest rate and what-if scenarios to better forecast and manage the net interest margin. The Corporation uses an earnings simulation model to analyze net interest income sensitivity to movements in interest rates. This model is based on actual cash flows and repricing characteristics for balance sheet instruments and incorporates market-based assumptions regarding the impact of changing interest rates on the prepayment rate of certain assets and liabilities. This model also includes management's projections for activity levels of various balance sheet instruments and noninterest fee income and operating expense. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in interest rates are also incorporated into this earnings simulation model. These assumptions are inherently uncertain and as a result, the model cannot precisely measure net interest income or precisely predict the impact of changes in interest rates on net interest income and net income. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies.

Management uses a .50% change in market interest rates per quarter for a total of 2.00% per year in evaluating the impact of changing interest rates on net interest income and net income over a twelve month horizon. At December 31, 2001, the earnings simulation model projected that net income would decrease by .5% using a rising interest rate scenario and increase by .7% using a declining interest rate scenario over the next year. At December 31, 2000, the earnings simulation model projected that net income would decrease by 1.5% using a rising interest rate scenario and increase by 1.1% using a declining interest rate scenario over the next year and at December 31, 1999, the earnings simulation model projected that net income would decrease by 1.6% using a rising interest rate scenario and increase by 1.1% using a declining interest rate scenario over the next year. Consistently, over the past several years the earnings simulation model has projected that changes in interest rates would have only a small impact on net income and the net interest margin. The net interest margin has been relatively stable over the past five years at 4.92% in 2001, 4.75% in 2000, 4.87% in 1999, 4.96% in 1998 and 4.97% in 1997. A major goal of the Asset/Liability committee is to have a relatively stable net interest margin regardless of the level of interest rates.

Capital: The Corporation's primary means of maintaining capital adequacy is through net retained earnings. At December 31, 2001, the Corporation's equity capital was $468.3 million, an increase of 5.8% over the equity capital at December 31, 2000. Stockholders' equity at December 31, 2001 was 10.25% of total assets compared to 10.53% of total assets at December 31, 2000.

Financial institution regulators have established guidelines for minimum capital ratios for banks, thrifts and bank holding companies. The unrealized gain or loss on available-for-sale securities is not included in computing regulatory capital. The capital standard of risk-based capital to risk-based assets is 8.00% at December 31, 2001. At year-end 2001, the Corporation had a risk-based capital ratio of 16.09% or capital above the minimum required by $238.8 million. The capital standard of tier l capital to risk-based assets is 4.00% at December 31, 2001. Tier l capital includes stockholders' equity net of goodwill and other intangible assets. At year-end 2001, the Corporation had a tier l capital to risk-based assets ratio of 14.84% or capital above the minimum required by $319.8 million. Bank regulators have also established a leverage capital ratio of 4%, consisting of tier 1 capital to total assets, not risk adjusted. At year-end 2001, the Corporation had a leverage capital ratio of 9.97% or capital above the minimum required by $262.3 million. Regulatory guidelines also establish capital ratio requirements for "well capitalized" bank holding companies. The capital ratios are 10% for risk-based capital, 6% for tier 1 capital to risk-based assets and 5% for tier 1 capital to total assets. The Corporation exceeds these higher capital standards and therefore is classified as "well capitalized."

The financial institution subsidiaries of the Corporation each met the well capitalized capital ratio guidelines at December 31, 2001. The following table indicates the capital ratios for each subsidiary and the Corporation at December 31, 2001:

Table 12 – Capital Ratios

December 31, 2001	Leverage	Tier 1 Risk-Based	Total Risk-Based
Park National Bank	5.73%	8.19%	11.53%
Richland Trust Company	6.03%	10.19%	11.45%
Century National Bank	5.61%	9.60%	12.06%
First-Knox National Bank	5.86%	9.03%	12.62%
United Bank N.A.	5.78%	10.67%	11.92%
Second National Bank	5.58%	8.26%	11.80%
Security National Bank	5.57%	8.11%	11.81%
Citizens National Bank	6.01%	11.01%	15.88%
Park National Corporation	9.97%	14.84%	16.09%
Minimum Capital Ratio	4.00%	4.00%	8.00%
Well Capitalized Ratio	5.00%	6.00%	10.00%

RISK-BASED CAPITAL RATIOS *(December 31, 2001)*


16.00%
12.00%
8.00%
4.00%
0.00%
Leverage
Tier 1
Total
Park
Well Capitalized
Regulatory Minimum

AVERAGE STOCKHOLDERS' EQUITY *(millions)*


2001
$452.3
2000
$414.1
1999
$409.1
1998
$388.7
1997
$354.6

Effects of Inflation: Balance sheets of financial institutions typically contain assets and liabilities that are monetary in nature and therefore, differ greatly from most commercial and industrial companies which have significant investments in premises, equipment and inventory. During periods of inflation, financial institutions that are in a net positive monetary position will experience a decline in purchasing power, which does have an impact on growth. Another significant effect on internal equity growth is other expenses, which tend to rise during periods of inflation.

Management believes the most significant impact on financial results is the Company's ability to align its asset/liability management program to react to changes in interest rates.

The following table summarizes five-year financial information. All per share data have been retroactively restated for the 5% stock dividend paid on December 15, 1999.

Table 13 – Consolidated Five-Year Selected Financial Data

December 31, (Dollars in thousands, except per share data)	2001	2000	1999	1998	1997
Results of Operations:					
Interest income	**$ 320,348**	$ 323,131	$ 293,034	$ 281,480	$ 271,995
Interest expense	**127,404**	142,339	119,238	118,063	115,682
Net interest income	**192,944**	180,792	173,796	163,417	156,313
Gain/(loss) on sale of securities	**140**	(889)	(4,639)	527	207
Noninterest income	**45,098**	38,353	36,736	34,417	29,432
Noninterest expense	**114,207**	106,862	103,460	98,297	94,639
Provision for loan losses	**13,059**	14,790	12,469	8,518	8,584
Net income	**78,362**	68,547	63,805	62,628	57,529
Per share:					
Net income – basic	**5.59**	4.82	4.45	4.36	3.99
Net income – diluted	**5.58**	4.81	4.43	4.33	3.97
Cash dividends declared	**2.89**	2.66	2.36	1.94	1.60
Average Balances:					
Loans	**$2,881,551**	$2,873,939	$2,618,162	$2,443,119	$2,326,022
Investment securities	**1,105,707**	1,001,940	1,025,599	865,437	843,772
Money market instruments and other	**21,021**	24,144	28,420	64,790	50,977
Total earning assets	**4,008,279**	3,900,023	3,672,181	3,373,346	3,220,771
Noninterest bearing deposits	**460,219**	460,360	451,723	412,702	370,584
Interest bearing deposits	**2,735,046**	2,666,113	2,606,173	2,514,660	2,410,295
Total deposits	**3,195,265**	3,126,473	3,057,896	2,927,362	2,780,879
Short-term borrowings	**279,244**	295,162	359,639	234,335	202,615
Long-term debt	**295,669**	267,147	89,399	37,714	73,719
Stockholders' equity	**452,287**	414,095	409,079	388,704	354,600
Total assets	**4,270,004**	4,141,834	3,949,655	3,633,136	3,444,847
Ratios:					
Return on average assets	**1.84%**	1.65%	1.62%	1.72%	1.67%
Return on average equity	**17.33%**	16.55%	15.60%	16.11%	16.22%
Net interest margin (1)	**4.92%**	4.75%	4.87%	4.96%	4.97%
Noninterest expense to net revenue (1)	**47.11%**	47.82%	47.98%	48.72%	49.93%
Dividend payout ratio	**51.64%**	52.73%	49.50%	42.40%	41.69%
Average stockholders' equity to average total assets	**10.59%**	10.00%	10.36%	10.70%	10.29%
Leveraged capital	**9.97%**	9.91%	9.80%	9.87%	9.77%
Tier 1 capital	**14.84%**	15.01%	14.42%	14.86%	14.69%
Risk-based capital	**16.09%**	16.27%	15.64%	16.09%	15.91%

(1) Computed on a fully taxable equivalent basis

The following table is a summary of selected quarterly results of operations for the years ended December 31, 2001 and 2000. Certain quarterly amounts have been reclassified to conform to the year-end financial statement presentation.

Table 14 – Quarterly Financial Data

(Dollars in thousands, except per share data)	Three Months Ended			
	March 31	June 30	Sept. 30	Dec. 31
2001:				
Interest income	**$81,154**	**$80,225**	**$80,242**	**$78,727**
Interest expense	**35,723**	**33,323**	**31,664**	**26,694**
Net interest income	**45,431**	**46,902**	**48,578**	**52,033**
Provision for loan losses	**2,259**	**2,392**	**2,957**	**5,451**
Gain (loss) on sale of securities	**142**	**—**	**(8)**	**6**
Income before income taxes	**26,500**	**29,118**	**29,035**	**26,263**
Net income	**18,890**	**20,383**	**20,352**	**18,737**
Per share data:				
Net income – basic	**1.34**	**1.45**	**1.46**	**1.34**
Net income – diluted	**1.34**	**1.45**	**1.45**	**1.34**
Weighted-average common stock outstanding – basic	**14,090,337**	**14,033,886**	**14,001,286**	**13,955,703**
Weighted-average common stock equivalent – diluted	**14,116,226**	**14,055,661**	**14,043,030**	**13,989,892**
2000:				
Interest income	$76,935	$79,853	$82,457	$83,886
Interest expense	32,578	34,723	37,189	37,849
Net interest income	44,357	45,130	45,268	46,037
Provision for loan losses	2,039	2,369	2,507	7,875
Loss on sale of securities	—	—	—	(889)
Income before income taxes	25,509	26,537	26,164	18,394
Net income	18,013	18,876	18,445	13,213
Per share data:				
Net income – basic	1.26	1.33	1.30	0.93
Net income – diluted	1.25	1.33	1.30	0.93
Weighted-average common stock outstanding – basic	14,299,948	14,228,058	14,179,805	14,141,793
Weighted-average common stock equivalent – diluted	14,366,000	14,255,742	14,207,179	14,177,494

The Corporation's common stock (symbol:PRK) is traded on the American Stock Exchange (AMEX). At December 31, 2001, the Corporation had 5,092 stockholders of record. The following table sets forth the high, low and closing sale prices of, and dividends declared on the common stock for each quarterly period for the years ended December 31, 2001 and 2000, as reported by AMEX.

Table 15 – Market and Dividend Information

	High	Low	Last Price	Cash Dividend Declared Per Share
2001:				
First Quarter	$ 91.00	$80.80	$ 86.75	$0.71
Second Quarter	102.50	75.10	102.50	0.71
Third Quarter	101.00	84.00	96.75	0.71
Fourth Quarter	98.75	88.00	92.75	0.76
2000:				
First Quarter	$103.88	$88.00	$88.00	$0.65
Second Quarter	95.06	78.50	90.75	0.65
Third Quarter	96.19	83.00	96.00	0.65
Fourth Quarter	100.00	88.00	89.69	0.71

PARK NATIONAL CORPORATION AND SUBSIDIARIES

at December 31, 2001 and 2000 (Dollars in thousands)

ASSETS	2001	2000
Cash and due from banks	**$ 169,143**	$ 141,402
Federal funds sold	**—**	28,030
Interest bearing deposits with other banks	**50**	1,638
Investment securities:		
Securities available-for-sale, at fair value (amortized cost of $1,423,268 and $919,289 at December 31, 2001 and 2000, respectively)	**1,436,661**	925,497
Securities held-to-maturity, at amortized cost (fair value of $27,382 and $30,497 at December 31, 2001 and 2000, respectively)	**27,518**	30,474
Total investment securities	**1,464,179**	955,971
Loans	**2,806,301**	2,970,999
Unearned loan interest	**(10,493)**	(14,795)
Total loans	**2,795,808**	2,956,204
Allowance for loan losses	**(59,959)**	(57,473)
Net loans	**2,735,849**	2,898,731
Other assets:		
Premises and equipment, net	**39,910**	39,616
Accrued interest receivable	**23,837**	28,176
Other	**136,547**	111,837
Total other assets	**200,294**	179,629
Total assets	**$4,569,515**	$4,205,401

The accompanying notes are an integral part of the financial statements.

PARK NATIONAL CORPORATION AND SUBSIDIARIES
at December 31, 2001 and 2000 (Dollars in thousands)

LIABILITIES AND STOCKHOLDERS' EQUITY	2001	2000
Deposits:		
Noninterest bearing	**$ 515,333**	$ 493,994
Interest bearing	**2,798,870**	2,658,257
Total deposits	**3,314,203**	3,152,251
Short-term borrowings	**318,311**	275,699
Long-term debt	**392,540**	290,127
Other liabilities:		
Accrued interest payable	**10,772**	13,891
Other	**65,343**	30,784
Total other liabilities	**76,115**	44,675
Total liabilities	**4,101,169**	3,762,752
Stockholders' equity:		
Common stock, no par value (20,000,000 shares authorized; 14,540,498 shares issued in 2001 and 14,801,010 issued in 2000)	**105,771**	119,229
Accumulated other comprehensive income, net	**8,705**	4,028
Retained earnings	**403,870**	365,975
Less: Treasury stock (599,697 shares in 2001 and 676,293 shares in 2000)	**(50,000)**	(46,583)
Total stockholders' equity	**468,346**	442,649
Total liabilities and stockholders' equity	**$4,569,515**	$4,205,401

The accompanying notes are an integral part of the financial statements.

PARK NATIONAL CORPORATION AND SUBSIDIARIES

for the years ended December 31, 2001, 2000 and 1999 (Dollars in thousands, except per share data)

	2001	2000	1999
Interest income:			
Interest and fees on loans	**$249,437**	$258,074	$228,095
Interest and dividends on:			
Obligations of U.S. Government, its agencies and other securities	**62,197**	55,076	54,509
Obligations of states and political subdivisions	**7,842**	8,418	8,985
Other interest income	**872**	1,563	1,445
Total interest income	**320,348**	323,131	293,034
Interest expense:			
Interest on deposits:			
Demand and savings deposits	**22,605**	26,876	24,932
Time deposits	**81,707**	83,164	72,649
Interest on short-term borrowings	**9,296**	16,700	17,006
Interest on long-term debt	**13,796**	15,599	4,651
Total interest expense	**127,404**	142,339	119,238
Net interest income	**192,944**	180,792	173,796
Provision for loan losses	**13,059**	14,790	12,469
Net interest income after provision for loan losses	**179,885**	166,002	161,327
Other income:			
Income from fiduciary activities	**8,814**	8,167	7,673
Service charges on deposit accounts	**13,421**	12,688	11,570
Gain/(loss) on sales of securities	**140**	(889)	(4,639)
Other service income	**9,959**	5,223	5,236
Other	**12,904**	12,275	12,257
Total other income	**$ 45,238**	$ 37,464	$ 32,097

The accompanying notes are an integral part of the financial statements.

PARK NATIONAL CORPORATION AND SUBSIDIARIES

for the years ended December 31, 2001, 2000 and 1999 (Dollars in thousands, except per share data)

	2001	2000	1999
Other expense:			
Salaries and employee benefits	**$ 60,042**	$ 55,721	$ 52,805
Data processing fees	**8,247**	7,823	6,902
Fees and service charges	**6,536**	7,397	6,486
Net occupancy expense of bank premises	**5,771**	5,599	5,504
Amortization of intangibles	**4,097**	3,970	3,740
Furniture and equipment expense	**6,139**	6,053	6,355
Insurance	**1,257**	1,283	1,302
Marketing	**3,371**	3,141	3,077
Postage and telephone	**4,661**	4,548	4,559
State taxes	**3,339**	2,912	3,451
Other	**10,747**	8,415	9,279
Total other expense	**114,207**	106,862	103,460
Income before federal income taxes	**110,916**	96,604	89,964
Federal income taxes	**32,554**	28,057	26,159
Net income	**$ 78,362**	$ 68,547	$ 63,805
Earnings per share:			
Basic	**$5.59**	$4.82	$4.45
Diluted	**$5.58**	$4.81	$4.43

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

PARK NATIONAL CORPORATION AND SUBSIDIARIES

for the years ended December 31, 2001, 2000 and 1999 (Dollars in thousands, except per share data)

	Common Stock			Accumulated Other		
	Shares Outstanding	Amount	Retained Earnings	Comprehensive Income	Treasury Stock	Total
Balance, January 1, 1999	14,322,925	$117,606	$301,353	$ 8,473	$(23,566)	$403,866
Treasury stock purchased	(83,295)	—	—	—	(7,848)	(7,848)
Treasury stock reissued primarily for stock options exercised	39,723	(39)	—	—	2,119	2,080
Shares issued for stock options	6,375	279	—	—	—	279
Tax benefit from exercise of stock options	—	14	—	—	—	14
Issuance of stock by U.B. Bancshares prior to merger	48,096	3,401	—	—	—	3,401
Cash payment for fractional shares in 5% stock dividend	(594)	(51)	—	—	—	(51)
Net income	—	—	63,805	—	—	63,805
Other comprehensive income, net of tax:						
Unrealized net holding loss on securities available-for-sale, net of income taxes of $(13,341)				(24,777)		(24,777)
Total other comprehensive income						(24,777)
Comprehensive income						39,028
Cash dividends:						
Corporation at $2.36 per share	—	—	(23,061)	—	—	(23,061)
Cash dividends declared at SNB Corp.,U.B. Bancshares, and Security Banc Corporation prior to merger	—	—	(8,525)	—	—	(8,525)
Balance, December 31, 1999	14,333,230	121,210	333,572	(16,304)	(29,295)	409,183
Treasury stock purchased	(240,340)	—	—	—	(20,844)	(20,844)
Treasury stock reissued primarily for stock options exercised	20,408	—	—	—	1,310	1,310
Shares issued for stock options	11,825	304	—	—	—	304
Cash payment for fractional shares in U.B. Bancshares and SNB Corp. mergers	(406)	(39)	—	—	—	(39)
Retire treasury stock from U.B. Bancshares and SNB Corp. mergers	—	(2,246)	—	—	2,246	—
Net income	—	—	68,547	—	—	68,547
Other comprehensive income, net of tax:						
Unrealized net holding gain on securities available-for-sale, net of income taxes of $10,948				20,332		20,332
Total other comprehensive income						20,332
Comprehensive income						88,879
Cash dividends:						
Corporation at $2.66 per share	—	—	(28,074)	—	—	(28,074)
Cash dividends declared at SNB Corp., U.B. Bancshares, and Security Banc Corporation prior to merger	—	—	(8,070)	—	—	(8,070)
Balance, December 31, 2000	14,124,717	$119,229	$365,975	$ 4,028	$(46,583)	$442,649
Treasury stock purchased	(207,330)	—	—	—	(18,336)	(18,336)
Treasury stock reissued primarily for stock options exercised	24,646	—	—	—	1,558	1,558
Retire treasury stock from Security Banc Corporation merger	—	(13,361)	—	—	13,361	—
Cash payment for fractional shares in Security Banc Corporation merger	(1,232)	(97)	—	—	—	(97)
Net income	—	—	78,362	—	—	78,362
Other comprehensive income, net of tax:						
Unrealized net holding gain on securities available-for-sale, net of income taxes of $2,518				4,677		4,677
Total other comprehensive income						4,677
Comprehensive income						83,039
Cash dividends:						
Corporation at $2.89 per share	—	—	(38,112)	—	—	(38,112)
Cash dividends declared at Security Banc Corporation prior to merger	—	—	(2,355)	—	—	(2,355)
Balance, December 31, 2001	**13,940,801**	**$105,771**	**$403,870**	**$ 8,705**	**$(50,000)**	**$468,346**

The accompanying notes are an integral part of the financial statements.

PARK NATIONAL CORPORATION AND SUBSIDIARIES

for the years ended December 31, 2001, 2000 and 1999 (Dollars in thousands)

	2001	2000	1999
Operating activities:			
Net income	**$ 78,362**	$ 68,547	$ 63,805
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	**13,059**	14,790	12,469
Amortization of loan costs and fees, net	**(3,655)**	(809)	(1,069)
Provision for depreciation and amortization	**5,515**	5,452	5,421
Amortization of intangible assets	**4,097**	3,970	3,740
(Accretion) amortization of investment securities	**(1,570)**	(383)	124
Deferred income taxes	**763**	3,950	4,795
Realized investment security (gains) losses	**(140)**	889	4,639
Changes in assets and liabilities:			
Increase in other assets	**(26,808)**	(4,506)	(10,299)
Increase (decrease) in other liabilities	**28,558**	(14,998)	1,212
Net cash provided by operating activities	**98,181**	76,902	84,837
Investing activities:			
Proceeds from sales of available-for-sale securities	**97,138**	44,251	162,013
Proceeds from maturities of securities:			
Held-to-maturity	**2,956**	2,192	33,795
Available-for-sale	**392,406**	127,291	216,852
Purchase of securities:			
Held-to-maturity	**—**	(650)	(2,390)
Available-for-sale	**(991,540)**	(101,210)	(437,084)
Net decrease (increase) in interest bearing deposits with other banks	**1,588**	(29)	1,140
Net decrease (increase) in loans	**156,082**	(184,007)	(271,014)
Purchase of loans	**(2,604)**	—	—
Cash paid for branches	**(1,362)**	—	(2,587)
Purchases of premises and equipment, net	**(5,651)**	(3,196)	(4,672)
Net cash used in investing activities	**(350,987)**	(115,358)	(303,947)
Financing activities:			
Purchase of deposits	**14,992**	—	14,887
Net increase in deposits	**146,960**	47,643	48,490
Net increase (decrease) in short-term borrowings	**42,612**	(120,393)	117,720
Cash payment for fractional shares of common stock	**(97)**	(39)	(51)
Exercise of stock options	**—**	304	254
Purchase of treasury stock, net	**(16,778)**	(19,534)	(5,729)
Proceeds from issuance of common stock	**—**	—	3,401
Proceeds from long-term debt	**380,000**	165,000	87,300
Repayment of long-term debt	**(277,587)**	(15,415)	(12,805)
Cash dividends paid	**(37,585)**	(35,429)	(30,713)
Net cash provided by financing activities	**252,517**	22,137	222,754
(Decrease) increase in cash and cash equivalents	**(289)**	(16,319)	3,644
Cash and cash equivalents at beginning of year	**169,432**	185,751	182,107
Cash and cash equivalents at end of year	**$ 169,143**	$169,432	$185,751

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the consolidated financial statements:

Principles of Consolidation

The consolidated financial statements include the accounts of Park National Corporation (the Corporation or Park) and all of its subsidiaries. Material intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform with current year presentation.

Investment Securities

Investment securities are classified upon acquisition into one of three categories: Held-to-maturity, available-for-sale, or trading (see Note 4).

Held-to-maturity securities are those securities that the Corporation has the positive intent and ability to hold to maturity and are recorded at amortized cost. Available-for-sale securities are those securities that would be available to be sold in the future in response to the Corporation's liquidity needs, changes in market interest rates, and asset-liability management strategies, among others. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses excluded from earnings and are included in other comprehensive income, net of applicable taxes. At December 31, 2001 and 2000, the Corporation did not hold any trading securities.

Gains and losses realized on the sale of investment securities have been accounted for on the completed transaction method in the year of sale on an "identified certificate" basis.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is generally provided on the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lives of the respective leases or the estimated useful lives of the improvements, whichever are the shorter periods. Upon the sale or other disposal of the assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is recognized. Maintenance and repairs are charged to expense as incurred while renewals and improvements are capitalized.

Other Real Estate Owned

Other real estate owned is recorded at the lower of cost or fair market value (which is not in excess of estimated net realizable value) and consists of property acquired through foreclosure, and real estate held for sale. Subsequent to acquisition, allowances for losses are established if carrying values exceed fair value less estimated costs to sell. Costs relating to development and improvement of such properties are capitalized (not in excess of fair value less estimated costs to sell), whereas costs relating to holding the properties are charged to expense.

Income Recognition

Income earned by the Corporation and its subsidiaries is recognized principally on the accrual basis of accounting. Loan origination fees are amortized over the life of the loans using the interest method on a loan by loan basis, and origination costs are deferred and amortized if material. Certain fees, principally service, are recognized as income when billed or collected.

The Corporation's subsidiaries suspend the accrual of interest when, in management's opinion, the collection of all or a portion of interest has become doubtful. Generally, when a loan is placed on non-accrual, the Corporation's subsidiaries charge all previously accrued and unpaid interest against income. In future periods, interest will be included in income to the extent received only if complete principal recovery is reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is that amount believed adequate to absorb estimated credit losses in the loan portfolio based on management's evaluation of various factors including overall growth in the loan portfolio, an analysis of individual loans, prior and current loss experience, and current economic conditions. A provision for loan losses is charged to operations based on management's periodic evaluation of these and other pertinent factors.

Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosure" requires an allowance to be established as a component of the allowance for loan losses for certain loans when it is probable that all amounts due pursuant to the contractual terms of the loan will not be collected, and the recorded investment in the loan exceeds the fair value. Fair value is measured using either the present value of expected future cash flows based upon the initial effective interest rate on the loan, the observable market price of the loan or the fair value of the collateral if the loan is collateral dependent.

Commercial loans are individually risk graded. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral and other sources of cash flow. Homogenous loans, such as consumer installment, residential mortgage loans, and automobile leases are not individually risk graded. Reserves are established for each pool of loans based on historical loan loss experience, current economic conditions and loan delinquency.

Mortgage Servicing Rights

When Park sells or securitizes mortgage loans with servicing rights retained, the total cost of the mortgage loan is allocated to the servicing rights and the loans based on their relative fair values. The servicing rights capitalized are amortized in proportion to and over the period of estimated servicing income. Capitalized mortgage servicing rights are included in other assets and totaled $3,139,000 and $612,000 at December 31, 2001 and 2000, respectively. Servicing rights are assessed for impairment periodically, based on fair value, with any impairment recognized through a valuation allowance. Fees received for servicing mortgage loans owned by investors are based on a percentage of the outstanding monthly principal balance of such loans and are included in income as loan payments are received. The cost of servicing loans is charged to expense as incurred.

Lease Financing

Leases of equipment, automobiles, and aircraft to customers generally are direct leases in which the Corporation's subsidiaries have acquired the equipment, automobiles, or aircraft with no outside financing.

Such leases are accounted for as direct financing leases for financial reporting purposes. Under the direct financing method, a receivable is recorded for the total amount of the lease payments to be received.

Unearned lease income, representing the excess of the sum of the aggregate rentals of the equipment, automobiles or aircraft over its cost is included in income over the term of the lease under the interest method.

Intangible Assets

The excess of cost over net tangible assets of the banks purchased is being amortized, principally on the straight-line method, over periods ranging from seven to fifteen years.

Consolidated Statement of Cash Flows

Cash and cash equivalents include cash and cash items, amounts due from banks and federal funds sold. Generally federal funds are purchased and sold for one day periods.

Net cash provided by operating activities reflects cash payments as follows:

December 31, (Dollars in thousands)	2001	2000	1999
Interest paid on deposits and other borrowings	**$130,524**	$140,318	$118,545
Income taxes paid	**$ 31,559**	$ 24,796	$ 27,913

Income Taxes

The Corporation accounts for income taxes using the asset and liability approach. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Stock Dividend

The Corporation's Board of Directors approved a 5% stock dividend in November 1999. The additional shares resulting from the dividend were distributed on December 15, 1999 to stockholders of record as of December 3, 1999. The consolidated financial statements, notes and other references to share and per share data have been retroactively restated for the stock dividend.

Accounting Changes

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The provisions of this statement require that derivative instruments be carried at fair value on the balance sheet. The statement continues to allow derivative instruments to be used to hedge various risks and sets forth specific criteria to be used to determine when hedge accounting can be used. The statement also provided for offsetting changes in fair value or cash flows of both the derivative and the hedged asset or liability to be recognized in earnings in the same period; however, any changes in fair value or cash flow that represent the ineffective portion of a hedge are required to be recognized in earnings and cannot be deferred. For derivative instruments not accounted for as hedges, changes in fair value are required to be recognized in earnings. The provisions of this statement become effective for quarterly and annual reporting beginning January 1, 2001. The Corporation did not use any derivative instruments in 2001 and 2000 and as a result the adoption of this statement has had no impact on the Corporation's financial position, results of operations and cash flows.

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and indefinite lived intangible assets will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The pooling-of-interests method of accounting for business combinations is no longer permitted.

Park will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of the Statement is expected to result in an increase in net income of approximately $375,000 per year and in earnings per share of $.03 per year. During 2002, Park will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 and has not yet determined what the effect of these tests will be on the earnings and financial position of Park.

2. ORGANIZATION AND ACQUISITIONS

Park National Corporation is a multi-bank holding company headquartered in Newark, Ohio. Through its banking subsidiaries, The Park National Bank (PNB), The Richland Trust Company (RTC), Century National Bank (CNB), The First-Knox National Bank of Mount Vernon (FKNB), United Bank N.A. (UB), Second National Bank (SNB), The Security National Bank and Trust Co. (SEC), and The Citizens National Bank of Urbana (CIT), Park is engaged in a general commercial banking and trust business, primarily in Central Ohio. A wholly owned subsidiary of Park, Guardian Finance Company (GFC) began operating in May 1999. GFC is a consumer finance company located in Central Ohio. PNB operates through two banking divisions with the Park National Division headquartered in Newark, Ohio and the Fairfield National Division headquartered in Lancaster, Ohio. FKNB also operates through two banking divisions with the First-Knox National Division headquartered in Mount Vernon, Ohio and the Farmers and Savings Division headquartered in Loudonville, Ohio. SEC also operates through two banking divisions with the Security National Division headquartered in Springfield, Ohio and The Unity National Division (formerly The Third Savings and Loan Company) headquartered in Piqua, Ohio. All of the banking subsidiaries and their respective divisions provide the following principal services: the acceptance of deposits for demand, savings, and time accounts; commercial, industrial, consumer and real estate lending, including installment loans, credit cards, home equity lines of credit and commercial and auto leasing; trust services; cash management; safe deposit operations; electronic funds transfers; and a variety of additional banking-related services. See Note 19 for financial information on the Corporation's banking subsidiaries.

On March 23, 2001, Park merged with Security Banc Corporation, a $995 million bank holding company headquartered in Springfield, Ohio, in a transaction accounted for as a pooling-of-interests. Park issued approximately 3,350,000 shares of common stock to the stockholders of Security Banc Corporation based upon an exchange ratio of .284436 shares of Park common stock for each outstanding share of Security Banc Corporation common stock. The three financial institution subsidiaries of Security Banc Corporation (The Security National Bank and Trust Co., The Citizens National Bank of Urbana, and The Third Savings and Loan Company) are being operated as two separate subsidiaries by Park. The Third Savings and Loan Company is now being operated as a separate division of The Security National Bank and Trust Co. under the name of Unity National and The Citizens National Bank of Urbana is also being operated as a separate banking subsidiary of Park. The historical financial statements of Park have been restated to show Security Banc Corporation and Park on a combined basis. Separate results of operations for Park and Security Banc Corporation follow:

	Twelve Months Ended December 31,	
(Dollars in thousands)	2000	1999
Net interest income		
Park	**$138,895**	$132,762
Security Banc Corporation	**41,897**	41,034
Combined	**$180,792**	$173,796
Net income		
Park	**$ 55,405**	$ 46,787
Security Banc Corporation	**13,142**	17,018
Combined	**$ 68,547**	$ 63,805
Basic earnings per share		
Park	**$ 5.11**	$ 4.30
Security Banc Corporation	**1.11**	1.40
Combined	**$ 4.82**	$ 4.45
Diluted earnings per share		
Park	**$ 5.10**	$ 4.28
Security Banc Corporation	**1.10**	1.39
Combined	**$ 4.81**	$ 4.43

On April 30, 2000, Park merged with U.B. Bancshares, Inc., a $180 million one bank holding company headquartered in Bucyrus, Ohio in a transaction accounted for as a pooling-of-interests. Park issued approximately 325,000 shares of common stock to the stockholders of U.B. Bancshares, Inc. based upon an exchange ratio of .577209 shares of Park common stock for each outstanding share of U.B. Bancshares, Inc. common stock. United Bank, N.A., the wholly owned subsidiary of U.B. Bancshares, Inc. is being operated as a separate banking subsidiary by Park. Park also merged with SNB Corp., a $300 million one bank holding company headquartered in Greenville, Ohio, on April 30, 2000 in a transaction accounted for as a pooling-of-interests. Park issued approximately 835,000 shares of common stock to the stockholders of SNB Corp. based upon an exchange ratio of 5.367537 shares of Park common stock for each outstanding share of SNB Corp. common stock. Second National Bank, the wholly owned subsidiary of SNB Corp., is being operated as a separate banking subsidiary by Park.

On December 13, 2001, Security National Division acquired a branch office in Jamestown, Ohio. In addition to the fixed assets, the purchase included $15 million in deposits and $3 million in loans. The excess of the cost over net tangible assets purchased was $1 million and is being amortized using the straight-line method over seven years.

On September 24, 1999, Park National Division acquired a branch office in Utica, Ohio. In addition to the fixed assets, the purchase included $15 million of deposits. The excess of the cost over net tangible assets purchased was $2 million and is being amortized using the straight-line method over seven years.

3. RESTRICTIONS ON CASH AND DUE FROM BANKS

The Corporation's banking subsidiaries are required to maintain average reserve balances with the Federal Reserve Bank. The average required reserve balance was approximately $37,959,000 and $35,451,000 at December 31, 2001 and 2000, respectively. No other compensating balance arrangements were in existence at year end.

4. INVESTMENT SECURITIES

The amortized cost and fair values of investment securities at December 31 are as follows (in thousands):

(In thousands)	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
2001:				
Securities Available-for-Sale				
Obligations of U.S. Treasury and other U.S. Government agencies	$ 190,390	$ 7,112	$ —	$ 197,502
Obligations of states and political subdivisions	124,345	3,156	165	127,336
U.S. Government agencies' asset-backed securities and other asset-backed securities	1,067,219	12,603	9,277	1,070,545
Other equity securities	41,314	211	247	41,278
Total	$1,423,268	$23,082	$9,689	$1,436,661
2001:				
Securities Held-to-Maturity				
Obligations of states and political subdivisions	$ 26,618	$ 180	$ 326	$ 26,472
Other asset-backed securities	900	10	—	910
Total	$ 27,518	$ 190	$ 326	$ 27,382
2000:				
Securities Available-for-Sale				
Obligations of U.S. Treasury and other U.S. Government agencies	$ 330,320	$ 2,841	$ 733	$ 332,428
Obligations of states and political subdivisions	137,246	2,759	172	139,833
U.S. Government agencies' asset-backed securities and other asset-backed securities	413,751	3,519	2,201	415,069
Other equity securities	37,972	707	512	38,167
Total	$ 919,289	$ 9,826	$3,618	$ 925,497

(In thousands)	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
2000:				
Securities Held-to-Maturity				
Obligations of states and political subdivisions	$ 29,137	$ 252	$ 214	$ 29,175
Other asset-backed securities	1,337	6	21	1,322
Total	$ 30,474	$ 258	$ 235	$ 30,497

The amortized cost and estimated fair value of investments in debt securities at December 31, 2001 are shown below (in thousands) by contractual maturity or the expected call date, except for asset-backed securities which are shown based on expected maturities. The average yield is computed on a tax equivalent basis using a 35 percent tax rate.

(Dollars in thousands)	Amortized Cost	Estimated Fair Value	Weighted Average Maturity	Average Yield
Securities Available-for-Sale				
U.S. Treasury and agencies' notes:				
Due within one year	$ 134,535	$ 137,797	.6 years	6.55%
Due one through five years	55,855	59,705	2.2 years	7.08%
Total	$ 190,390	$ 197,502	1.1 years	6.71%
Obligations of states and political subdivisions:				
Due within one year	$ 15,488	$ 15,772	.6 years	7.33%
Due one through five years	52,413	54,130	2.8 years	7.24%
Due five through ten years	44,051	45,100	6.7 years	7.12%
Due over ten years	12,393	12,334	11.0 years	6.66%
Total	$ 124,345	$ 127,336	4.7 years	7.15%
U.S. Government agencies' asset-backed securities and other asset-backed securities:				
Due within one year	$ 20,277	$ 20,095	.5 years	6.00%
Due one through five years	1,042,906	1,046,334	3.4 years	6.29%
Due five through ten years	4,036	4,116	5.8 years	6.11%
Total	$1,067,219	$1,070,545	3.4 years	6.28%
Securities Held-to-Maturity				
Obligations of state and political subdivisions:				
Due within one year	$ 1,695	$ 1,706	.6 years	6.68%
Due one through five years	5,893	6,011	3.2 years	7.35%
Due five through ten years	11,585	11,498	8.4 years	6.35%
Due over ten years	7,445	7,257	11.9 years	6.39%
Total	$ 26,618	$ 26,472	7.7 years	6.60%
Other asset-backed securities:				
Due one through five years	$ 900	$910	6.8 years	6.58%

Investment securities having a book value of $918,102,000 and $687,315,000 at December 31, 2001 and 2000, respectively, were pledged to collateralize government and trust department deposits in accordance with federal and state requirements and to secure repurchase agreements sold.

In 2001, 2000, and 1999, gross gains of $192,000, -0-, and $513,000 and gross losses of $52,000, $889,000 and $5,152,000 were realized, respectively. Tax benefits related to net securities losses were $311,000 in 2000, and $1,614,000 in 1999. Tax expense related to net securities gains in 2001 was $49,000.

5. LOANS

The composition of the loan portfolio is as follows:

December 31 (Dollars in thousands)	2001	2000
Commercial, financial and agricultural	**$ 440,336**	$ 479,167
Real estate:		
Construction	**89,235**	95,310
Residential	**1,073,801**	1,161,498
Commercial	**595,567**	570,969
Consumer, net	**477,579**	511,310
Leases, net	**119,290**	137,950
Total loans	**$2,795,808**	$2,956,204

Under the Corporation's credit policies and practices, all non-accrual and restructured commercial, financial, agricultural, construction and commercial real estate loans meet the definition of impaired loans under SFAS No. 114 and 118. Impaired loans as defined by SFAS No. 114 and 118 exclude certain consumer loans, residential real estate loans and lease financing classified as non-accrual. The majority of the loans deemed impaired were evaluated using the fair value of the collateral as the measurement method.

Non-accrual and restructured loans are summarized as follows:

December 31 (Dollars in thousands)	2001	2000
Impaired loans:		
Non-accrual	**$17,303**	$10,204
Restructured	**2,254**	6,440
Total impaired loans	**19,557**	16,644
Other non-accrual loans	**—**	—
Total non-accrual and restructured loans	**$19,557**	$16,644

The allowance for credit losses related to impaired loans at December 31, 2001 and 2000 was $3,911,000 and $3,329,000, respectively. All impaired loans for both periods were subject to a related allowance for credit losses.

The average balance of impaired loans was $21,560,000, $13,372,000 and $6,211,000 for 2001, 2000, and 1999, respectively.

Interest income on impaired loans is recognized after all past due and current principal payments have been made, and collectibility is no longer doubtful. For the years ended December 31, 2001, 2000, and 1999, the Corporation recognized $1,626,000, $858,000 and $674,000, respectively, of interest income on impaired loans, which included $1,188,000, $425,000 and $413,000, respectively, of interest income recognized using the cash basis method of income recognition.

Certain of the Corporation's executive officers, directors and their affiliates are loan customers of the Corporation's banking subsidiaries. As of December 31, 2001 and 2000, loans aggregating approximately $79,958,000 and $72,908,000, respectively, were outstanding to such parties.

6. ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is summarized as follows:

(Dollars in thousands)	2001	2000	1999
Balance, January 1	**$57,473**	$52,140	$48,098
Provision for loan losses	**13,059**	14,790	12,469
Losses charged to the reserve	**(17,820)**	(13,996)	(12,591)
Recoveries	**7,247**	4,539	4,164
Balance, December 31	**$59,959**	$57,473	$52,140

7. INVESTMENT IN FINANCING LEASES

The following is a summary of the components of the Corporation's affiliates' net investment in direct financing leases:

December 31 (Dollars in thousands)	2001	2000
Total minimum payments to be received	**$ 79,066**	$ 97,323
Estimated unguaranteed residual value of leased property	**47,527**	53,227
Less unearned income	**(7,303)**	(12,600)
Total	**$119,290**	$137,950

Minimum lease payments to be received as of December 31, 2001 are:

(In thousands)	
2002	$36,067
2003	20,860
2004	11,471
2005	6,491
2006	3,140
Thereafter	1,037
Total	**$79,066**

8. PREMISES AND EQUIPMENT

The major categories of premises and equipment and accumulated depreciation are summarized as follows:

December 31 (Dollars in thousands)	2001	2000
Land	**$ 9,715**	$ 8,793
Buildings	**44,368**	43,421
Equipment, furniture and fixtures	**43,989**	41,348
Leasehold improvements	**1,779**	1,370
Total	**99,851**	94,932
Less accumulated depreciation and amortization	**(59,941)**	(55,316)
Premises and Equipment, net	**$39,910**	$39,616

Depreciation and amortization expense amounted to $5,515,000, $5,452,000 and $5,421,000 for the three years ended December 31, 2001, 2000 and 1999, respectively.

The Corporation and its subsidiaries lease certain premises and equipment accounted for as operating leases. The following is a schedule of the future minimum rental payments required for the next five years under such leases with initial terms in excess of one year:

(In thousands)	
2002	**$ 864,000**
2003	**806,000**
2004	**732,000**
2005	**489,000**
2006	**327,000**
Thereafter	**688,000**
Total	**$3,906,000**

Rent expense amounted to $972,000, $830,000 and $825,000, for the three years ended December 31, 2001, 2000 and 1999, respectively.

9. SHORT-TERM BORROWINGS

Short-term borrowings are as follows:

December 31 (Dollars in thousands)	2001	2000
Securities sold under agreements to repurchase and federal funds purchased	**$276,467**	$215,307
Federal Home Loan Bank advances	**40,000**	55,600
Other short-term borrowings	**1,844**	4,792
Total short-term borrowings	**$318,311**	$275,699

The outstanding balances for all short-term borrowings as of December 31, 2001, 2000 and 1999 and the weighted-average interest rates as of and paid during each of the years then ended are as follows:

(Dollars in thousands)	Repurchase Agreements and Federal Funds Purchased	Federal Home Loan Bank Advances	Demand Notes Due U.S. Treasury and Other
2001:			
Ending balance	**$276,467**	**$ 40,000**	**$ 1,844**
Highest month-end balance	**276,467**	**117,500**	**13,649**
Average daily balance	**235,447**	**38,493**	**5,304**
Weighted-average interest rate:			
As of year-end	**1.67%**	**1.65%**	**1.40%**
Paid during the year	**3.16%**	**4.29%**	**3.96%**
2000:			
Ending balance	$215,307	$ 55,600	$ 4,792
Highest month-end balance	219,100	144,100	12,605
Average daily balance	197,270	93,162	4,730
Weighted-average interest rate:			
As of year-end	5.22%	6.56%	6.50%
Paid during the year	5.27%	6.46%	6.36%
1999:			
Ending balance	$188,388	$190,100	$ 9,781
Highest month-end balance	232,232	221,833	11,290
Average daily balance	187,365	167,393	4,881
Weighted-average interest rate:			
As of year-end	4.16%	5.82%	4.51%
Paid during the year	4.31%	5.18%	5.00%

At December 31, 2001 and 2000, Federal Home Loan Bank (FHLB) advances were collateralized by the FHLB stock owned by the Corporation's affiliate banks and by residential mortgage loans pledged under a blanket agreement by the Corporation's affiliate banks.

10. LONG-TERM DEBT

Long-term debt is listed below:

December 31 (Dollars in thousands)	2001	2000
Fixed rate Federal Home Loan Bank advances with monthly principal and interest payments:		
5.63% Advance due February 2004	**$ 227**	$ 347
6.32% Advance due February 2005	**231**	259
5.40% Advance due February 2006	**0**	66
6.95% Advance due May 2007	**120**	182
6.56% Advance due December 2007	**80**	90
6.55% Advance due February 2008	**310**	430
5.50% Advance due December 2008	**0**	1,696
5.45% Advance due November 2013	**0**	1,802
6.00% Advance due April 2014	**0**	2,142
6.25% Advance due March 2016	**0**	39
2.00% Advance due November 2027	**36**	37
2.00% Advance due January 2028	**36**	37
Fixed rate Federal Home Loan Bank advances with monthly interest payments:		
7.01% Advance due February 2002	**$ 5,000**	$ 5,000
7.01% Advance due June 2002	**5,000**	5,000
5.91% Advance due April 2003	**1,000**	1,000
5.99% Advance due February 2005	**3,000**	3,000
5.96% Advance due June 2005	**2,000**	2,000
5.85% Advance due September 2005	**3,000**	3,000
4.80% Advance due January 2006	**75,000**	0
4.76% Advance due November 2008	**9,500**	9,500
4.61% Advance due December 2008	**3,000**	3,000
5.65% Advance due December 2008	**0**	1,500
4.98% Advance due January 2009	**50,000**	50,000
5.20% Advance due March 2009	**20,000**	20,000
6.14% Advance due September 2010	**10,000**	10,000
5.80% Advance due November 2010	**5,000**	5,000
4.75% Advance due January 2011	**5,000**	0
Adjustable rate Federal Home Loan Bank advances with monthly interest payments:		
6.71% Advance due July 2002	**0**	100,000
6.67% Advance due May 2002	**0**	65,000
1.91% Advance due June 2003	**95,000**	0
1.99% Advance due December 2003	**100,000**	0
Total long-term debt	**$392,540**	$290,127

At December 31, 2001 and 2000, Federal Home Loan Bank (FHLB) advances were collateralized by the FHLB stock owned by the Corporation's affiliate banks and by residential mortgage loans pledged under a blanket agreement by the Corporation's affiliate banks.

11. STOCK OPTION PLAN

The Park National Corporation 1995 Incentive Stock Option Plan ("the Park Plan") was adopted April 17, 1995, amended April 20, 1998, and April 16, 2001. The Park Plan is intended as an incentive to encourage stock ownership by the key employees of the Corporation. The maximum number of common shares with respect to which incentive stock options may be granted under the Park Plan is 1,200,000. At December 31, 2001, 689,211 options were available for future grants under this plan. Incentive stock options may be granted at a price not less than the fair market value at the date of the grant, and for an option term of up to five years. No incentive stock options may be granted under the Park Plan after January 16, 2005.

The stock option plans of SNB Corp., U.B. Bancshares, Inc., and Security Banc Corporation are included in Park's stock option activity and related information summarized below. All data has been restated, as applicable, for subsequent stock dividends.

	Stock Options	
	Outstanding	
	Number	Weighted Average Exercise Price per Share
January 1, 1999	283,552	$67.23
Granted	73,280	92.16
Exercised	(42,165)	41.37
Forfeited/Expired	(6,071)	98.54
December 31, 1999	308,596	78.33
Granted	100,351	94.75
Exercised	(41,069)	45.64
Forfeited/Expired	(12,141)	97.80
December 31, 2000	355,737	86.23
Granted	125,383	88.09
Exercised	(19,496)	55.54
Forfeited/Expired	(11,852)	89.87
December 31, 2001	**449,772**	**$87.98**

Range of exercise prices:	$33.04 – $161.72
Weighted-average remaining contractual life:	2.9 Years
Exerciseable at year end:	439,046
Weighted-average exercise price of exerciseable options:	$87.96

The Corporation has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock Based Compensation," requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Corporation's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The fair value of these options was estimated at the date of grant using a Black-Scholes options pricing model with the following weighted-average assumptions for 2001, 2000 and 1999 respectively: risk-free interest rates of 4.82%, 6.15% and 5.50%; a dividend yield of 2.50%, a volatility factor of the expected market price of the Corporation's common stock of .211, .195 and .213 and a weighted-average expected option life of 4.0 years. The weighted-average fair value of options granted were $16.32, $18.97 and $18.04 for 2001, 2000 and 1999, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, options valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Corporation's employee stock options have characteristics significantly different from those traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The Corporation's pro-forma information follows:

(Dollars in thousands, except per share data)	2001	2000	1999
Net income as reported	**$78,362**	$68,547	$63,805
Pro-forma net income	**76,315**	66,718	62,380
Basic earnings per share as reported	**5.59**	4.82	4.45
Pro-forma basic earnings per share	**5.44**	4.69	4.35
Diluted earnings per share as reported	**5.58**	4.81	4.43
Pro-forma diluted earnings per share	**5.43**	4.68	4.33

12. BENEFIT PLANS

The Corporation has a noncontributory defined benefit pension plan covering substantially all of its employees. The plan provides benefits based on an employee's years of service and compensation.

The Corporation's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes using a different actuarial cost method and different assumptions from those used for financial reporting purposes.

(Dollars in thousands)	2001	2000
Change in benefit obligation:		
Benefit obligation at beginning of year	**$27,595**	$26,137
Service cost	**1,861**	1,605
Interest cost	**2,144**	1,959
Actuarial	**1,132**	(888)
Benefits paid	**(1,090)**	(1,218)
Benefit obligation at end of year	**31,642**	27,595
Change in plan assets:		
Fair value of plan assets at beginning of year	**30,733**	30,004
Actual return on plan assets	**(1,893)**	1,488
Company contributions	**—**	460
Benefits paid	**(1,090)**	(1,219)
Fair value of plan assets at end of year	**27,750**	30,733
Funded status of the plan (underfunded)	**(3,892)**	3,138
Unrecognized net actuarial loss (gain)	**2,124**	(3,639)
Unrecognized prior service cost	**11**	3
Unrecognized net transition asset	**—**	121
Accrued benefit cost	**$ (1,757)**	$ (377)

December 31 (Dollars in thousands)	2001	2000
Weighted average assumptions:		
Discount rate	**7.28%**	7.72%
Expected return on plan assets	**8.00%**	8.00%
Rate of compensation increase	**5.00%**	4.83%

(Dollars in thousands)	2001	2000	1999
Components of net periodic benefit cost:			
Service cost	**$1,861**	$1,605	$1,780
Interest cost	**2,144**	1,959	1,739
Expected return on plan assets	**(2,440)**	(2,431)	(2,136)
Amortization of prior service cost	**(8)**	(50)	(49)
Recognized net actuarial loss	**(177)**	(64)	(65)
Benefit cost	**$1,380**	$1,019	$1,269

The Corporation has a voluntary salary deferral plan covering substantially all of its employees. Eligible employees may contribute a portion of their compensation subject to a maximum statutory limitation. The Corporation provides a matching contribution established annually by the Corporation. Contribution expense for the Corporation was $1,139,000, $1,070,000 and $1,162,000 for 2001, 2000 and 1999, respectively.

The Corporation has a Supplemental Executive Retirement Plan (SERP) covering certain key officers of the Corporation and its subsidiaries with defined pension benefits in excess of limits imposed by federal tax law. At December 31, 2001 and 2000, the accrued benefit cost for this plan totaled $2,784,000 and $2,495,000, respectively. The expense for the Corporation was $320,000, $1,015,000, and $1,380,000 for 2001, 2000, and 1999, respectively.

13. FEDERAL INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation's deferred tax assets and liabilities are as follows:

December 31 (Dollars in thousands)	2001	2000
Deferred tax assets:		
Allowance for loan losses	**$20,623**	$19,867
Intangible assets	**2,531**	1,981
Deferred compensation	**2,553**	2,354
Other	**2,589**	2,674
Total deferred tax assets	**$28,296**	$26,876
Deferred tax liabilities:		
Lease revenue reporting	**$17,726**	$16,679
Unrealized holding gain on securities	**4,688**	2,168
Deferred investment income	**5,795**	4,618
Other	**1,450**	1,491
Total deferred tax liabilities	**29,659**	24,956
Net deferred tax (liability) assets	**$ (1,363)**	$ 1,920

The components of the provision for federal income taxes are shown below:

(Dollars in thousands)	2001	2000	1999
Currently payable	**$31,791**	$24,107	$21,364
Deferred	**763**	3,950	4,795
Total	**$32,554**	$28,057	$26,159

The following is a reconcilement of federal income tax expense to the amount computed at the statutory rate of 35% for the years ended December 31, 2001, 2000 and 1999.

December 31	2001	2000	1999
Statutory corporate tax rate	**35.0%**	35.0%	35.0%
Changes in rates resulting from:			
Tax-exempt interest income	**(2.8%)**	(3.4%)	(3.9%)
Tax credits (low income housing)	**(1.9%)**	(1.7%)	(1.4%)
Other	**(.9%)**	(.9%)	(.6%)
Effective tax rate	**29.4%**	29.0%	29.1%

The following is a summary of the income tax effect allocated to other comprehensive income.

Year ended December 31, 2001 (In thousands)	Before-Tax Amount	Tax Expense	Net-of-Tax Amount
Unrealized gains on available-for-sale securities	**$ 7,335**	**$ 2,567**	**$ 4,768**
Less: reclassification adjustment for gains realized in net income	**(140)**	**(49)**	**(91)**
Other comprehensive income	**$ 7,195**	**$ 2,518**	**$ 4,677**
Year ended December 31, 2000			
Unrealized gains on available-for-sale securities	$ 30,391	$ 10,637	$ 19,754
Less: reclassification adjustment for losses realized in net income	889	311	578
Other comprehensive income	$ 31,280	$ 10,948	$ 20,332
Year ended December 31, 1999			
Unrealized losses on available-for-sale securities	$(42,757)	$(14,955)	$(27,802)
Less: reclassification adjustment for losses realized in net income	4,639	1,614	3,025
Other comprehensive income	$(38,118)	$(13,341)	$(24,777)

14. EARNINGS PER SHARE

SFAS No. 128, "Earnings Per Share" requires the reporting of basic and diluted earnings per share. Basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share.

The following table sets forth the computation of basic and diluted earnings per share:

Year ended December 31 (Dollars in thousands, except per share data)	2001	2000	1999
Numerator:			
Net income	**$ 78,362**	$ 68,547	$ 63,805
Denominator:			
Basic earnings per share: Weighted-average shares	**14,020,303**	14,212,401	14,338,250
Effect of dilutive securities – stock options	**30,899**	39,203	71,424
Diluted earnings per share: Adjusted weighted-average shares and assumed conversions	**14,051,202**	14,251,604	14,409,674
Earnings per share:			
Basic earnings per share	**$5.59**	$4.82	$4.45
Diluted earnings per share	**$5.58**	$4.81	$4.43

15. DIVIDEND RESTRICTIONS

Bank regulators limit the amount of dividends a subsidiary bank can declare in any calendar year without obtaining prior approval. At December 31, 2001, approximately $1,967,000 of the total stockholders' equity of the bank subsidiaries was available for the payment of dividends to the Corporation, without approval by the applicable regulatory authorities.

16. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK

The Corporation is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include loan commitments and standby letters of credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Since many of the loan commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan commitments to customers.

The total amounts of off-balance sheet financial instruments with credit risk are as follows:

December 31 (Dollars in thousands)	2001	2000
Loan commitments	**$442,371**	$385,535
Unused credit card limits	**148,064**	136,839
Standby letters of credit	**8,233**	12,502

The loan commitments are generally for variable rates of interest.

The Corporation grants retail, commercial and commercial real estate loans to customers primarily located in Central Ohio. The Corporation evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Although the Corporation has a diversified loan portfolio, a substantial portion of the borrowers' ability to honor their contracts is dependent upon the economic conditions in each borrower's geographic location.

17. FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets' fair values.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for certain mortgage loans (e.g., one-to-four family residential) are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Off-balance sheet instruments: Fair values for the Corporation's loan commitments and standby letters of credit are based on the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter parties' credit standing.

Deposit liabilities: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, savings, and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term certificates of deposit approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings: The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings approximate their fair values.

Long-term debt: Fair values for long-term debt are estimated using a discounted cash flow calculation that applies interest rates currently being offered on long-term debt to a schedule of monthly maturities.

The fair value of financial instruments at December 31, 2001 and 2000 is as follows:

December 31, (In thousands)	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and federal funds sold	$ 169,143	$ 169,143	$ 169,432	$ 169,432
Interest bearing deposits with other banks	50	50	1,638	1,638
Investment securities	1,464,179	1,464,043	955,971	955,994
Loans:				
Commercial, financial and agricultural	440,336	440,336	479,167	479,167
Real estate:				
Construction	89,235	89,235	95,310	95,310
Residential	1,073,801	1,085,463	1,161,498	1,149,005
Commercial	595,567	601,511	570,969	565,472
Consumer, net	477,579	482,632	511,310	500,630
Total loans	2,676,518	2,699,177	2,818,254	2,789,584
Allowance for loan losses	(59,959)	—	(57,473)	—
Loans receivable, net	$2,616,559	$2,699,177	$2,760,781	$2,789,584
Financial liabilities:				
Noninterest bearing checking	$ 515,333	$ 515,333	$ 493,994	$ 493,994
Interest bearing checking	418,815	418,815	383,430	383,430
Savings	525,682	525,682	494,659	494,659
Money market accounts	288,039	288,039	246,387	246,387
Time deposits	1,564,801	1,579,870	1,532,212	1,524,677
Other	1,533	1,533	1,569	1,569
Total deposits	$3,314,203	$3,329,272	$3,152,251	$3,144,716
Short-term borrowings	318,311	318,311	275,699	275,699
Long-term debt	392,540	402,004	290,127	285,782
Unrecognized financial instruments:				
Loan commitments	—	(422)	—	(386)
Standby letters of credit	—	(41)	—	(63)

18. CAPITAL RATIOS

The following table reflects various measures of capital at December 31, 2001 and December 31, 2000:

December 31, (Dollars in thousands)	2001 Amount	Ratio	2000 Amount	Ratio
Total equity (1)	$468,346	10.25%	$442,649	10.53%
Tier 1 capital (2)	437,876	14.84%	414,412	15.01%
Total risk-based capital (3)	474,908	16.09%	449,206	16.27%
Leverage (4)	437,876	9.97%	414,412	9.91%

(1) Computed in accordance with generally accepted accounting principles, including accumulated other comprehensive income.

(2) Stockholders' equity less certain intangibles and accumulated other comprehensive income; computed as a ratio to risk-adjusted assets as defined.

(3) Tier 1 capital plus qualifying loan loss allowance; computed as a ratio to risk-adjusted assets, as defined.

(4) Tier 1 capital computed as a ratio to average total assets less certain intangibles.

The Corporation's Tier 1, total risk-based capital and leverage ratios are well above both the required minimum levels of 4.00%, 8.00% and 4.00%, respectively, and the well-capitalized levels of 6.00%, 10.00% and 5.00%, respectively.

At December 31, 2001, and 2000, all of the Corporation's subsidiary financial institutions met the well-capitalized levels under the capital definitions prescribed in the FDIC Improvement Act of 1991.

19. SEGMENT INFORMATION

The Corporation's segments are its banking subsidiaries. The operating results of the banking subsidiaries are monitored closely by senior management and each president of the subsidiary and division are held accountable for their results. Information about reportable segments follows (in thousands). See Note 2 for a detailed description of individual banking subsidiaries.

Operating Results for the year ended December 31, 2001 (In thousands)	**PNB**	**RTC**	**CNB**	**FKNB**	**UB**	**SNB**	**SEC**	**CIT**	**All Other**	**Total**
Net interest income	**$ 59,933**	**$ 20,257**	**$ 18,669**	**$ 28,927**	**$ 7,640**	**$ 12,028**	**$ 33,396**	**$ 6,754**	**$ 5,340**	**$ 192,944**
Provision for loan losses	**4,025**	**1,255**	**270**	**1,673**	**520**	**(1,565)**	**5,800**	**819**	**262**	**13,059**
Other income	**20,128**	**3,182**	**4,410**	**5,759**	**1,335**	**1,619**	**6,960**	**1,398**	**447**	**45,238**
Depreciation and amortization	**1,761**	**424**	**503**	**658**	**268**	**627**	**791**	**300**	**183**	**5,515**
Other expense	**33,800**	**10,801**	**9,919**	**14,901**	**5,649**	**6,602**	**18,777**	**4,112**	**4,131**	**108,692**
Income before income taxes	**40,475**	**10,959**	**12,387**	**17,454**	**2,538**	**7,983**	**14,988**	**2,921**	**1,211**	**110,916**
Federal income taxes	**12,475**	**3,707**	**4,131**	**5,092**	**629**	**2,302**	**4,763**	**923**	**(1,468)**	**32,554**
Net income	**$ 28,000**	**$ 7,252**	**$ 8,256**	**$ 12,362**	**$ 1,909**	**$ 5,681**	**$ 10,225**	**$ 1,998**	**$ 2,679**	**$ 78,362**
Balances at December 31, 2001:										
Assets	**$1,430,184**	**$487,638**	**$443,353**	**$669,384**	**$202,301**	**$334,354**	**$897,741**	**$175,967**	**$(71,407)**	**$4,569,515**
Loans	**885,086**	**266,913**	**279,148**	**459,087**	**94,453**	**191,958**	**527,545**	**90,626**	**992**	**2,795,808**
Deposits	**967,842**	**374,905**	**316,225**	**492,018**	**164,421**	**249,733**	**631,105**	**137,944**	**(19,990)**	**3,314,203**
Operating Results for the year ended December 31, 2000										
Net interest income	$ 56,405	$ 18,118	$ 17,087	$ 26,803	$ 7,053	$ 11,314	$ 33,734	$ 6,653	$ 3,625	$ 180,792
Provision for loan losses	2,099	1,462	391	1,465	880	2,334	5,521	540	98	14,790
Other income	16,805	2,534	3,091	5,157	559	944	6,543	1,229	602	37,464
Depreciation and amortization	1,518	458	503	837	273	555	813	333	162	5,452
Other expense	30,979	10,205	9,073	13,907	5,467	5,737	18,181	3,973	3,888	101,410
Income before income taxes	38,614	8,527	10,211	15,751	992	3,632	15,762	3,036	79	96,604
Federal income taxes	11,726	2,860	3,188	4,633	141	717	5,075	975	(1,258)	28,057
Net income	$ 26,888	$ 5,667	$ 7,023	$ 11,118	$ 851	$ 2,915	$ 10,687	$ 2,061	$ 1,337	$ 68,547
Balances at December 31, 2000:										
Assets	$1,299,046	$452,209	$392,457	$611,650	$180,704	$314,404	$839,571	$169,943	$(54,583)	$4,205,401
Loans	923,116	269,971	293,071	479,252	96,210	215,880	571,730	106,288	686	2,956,204
Deposits	922,704	330,242	314,245	466,487	152,618	239,079	604,859	132,072	(10,055)	3,152,251
Operating Results for the year ended December 31, 1999										
Net interest income	$ 54,182	$ 17,739	$ 16,520	$ 26,306	$ 6,455	$ 10,474	$ 32,842	$ 6,383	$ 2,895	$ 173,796
Provision for loan losses	1,465	1,039	1,410	2,999	1,100	3,200	1,200	—	56	12,469
Other income	14,371	1,261	2,280	4,556	455	61	7,069	1,363	681	32,097
Depreciation and amortization	1,498	483	489	917	304	457	794	325	154	5,421
Other expense	30,110	9,822	8,727	13,404	4,990	5,693	18,355	3,970	2,968	98,039
Income before income taxes	35,480	7,656	8,174	13,542	516	1,185	19,562	3,451	398	89,964
Federal income taxes	10,860	2,571	2,486	3,874	(105)	(215)	6,093	1,080	(485)	26,159
Net income	$ 24,620	$ 5,085	$ 5,688	$ 9,668	$ 621	$ 1,400	$ 13,469	$ 2,371	$ 883	$ 63,805
Balances at December 31, 1999:										
Assets	$1,229,663	$465,056	$404,941	$603,460	$183,287	$305,815	$632,668	$163,506	$(47,040)	$3,941,356
Loans	861,657	243,037	269,897	458,786	88,871	204,606	552,800	100,225	571	2,780,450
Deposits	910,954	354,521	316,702	451,682	159,042	233,873	569,691	127,861	(19,718)	3,104,608

Reconciliation of financial information for the reportable segments to the Corporation's consolidated totals.

(In thousands)	Net Interest Income	Depreciation Expense	Other Expense	Income Taxes	Assets	Deposits
2001:						
Totals for reportable segments	**$187,604**	**$5,332**	**$104,561**	**$34,022**	**$4,640,922**	**$3,334,193**
Elimination of intersegment items	—	—	—	—	**(110,620)**	**(19,990)**
Parent Co. and GFC totals – not eliminated	**5,340**	**33**	**4,131**	**(1,468)**	**39,213**	—
Other items	—	**150**	—	—	—	—
Totals	**$192,944**	**$5,515**	**$108,692**	**$32,554**	**$4,569,515**	**$3,314,203**
2000:						
Totals for reportable segments	$177,167	$5,290	$97,522	$29,315	$4,259,984	$3,162,306
Elimination of intersegment items	—	—	—	—	(71,775)	(10,055)
Parent Co. totals – not eliminated	3,625	12	3,888	(1,258)	17,192	—
Other items	—	150	—	—	—	—
Totals	$180,792	$5,452	$101,410	$28,057	$4,205,401	$3,152,251
1999:						
Totals for reportable segments	$170,901	$5,267	$95,071	$26,644	$3,988,396	$3,124,326
Elimination of intersegment items	—	—	—	—	(70,210)	(19,718)
Parent Co. totals – not eliminated	2,895	4	2,968	(485)	23,170	—
Other items	—	150	—	—	—	—
Totals	$173,796	$5,421	$98,039	$26,159	$3,941,356	$3,104,608

20. PARENT COMPANY STATEMENTS

The Parent Company statements should be read in conjunction with the consolidated financial statements and the information set forth below.

Investments in subsidiaries are accounted for using the equity method of accounting.

The effective tax rate for the Parent Company is substantially less than the statutory rate due principally to tax-exempt dividends from subsidiaries.

Cash represents noninterest bearing deposits with a bank subsidiary.

Net cash provided by operating activities reflects cash payments for income taxes of $1,422,000, $652,000, and $30,000 in 2001, 2000, and 1999, respectively.

At December 31, 2001 and 2000, stockholders' equity reflected in the Parent Company balance sheet includes $129.1 million and $105.6 million, respectively, of undistributed earnings of the Corporation's subsidiaries which are restricted from transfer as dividends to the Corporation.

Balance Sheets

at December 31, 2001 and 2000

(In thousands)	2001	2000
Assets:		
Cash	**$ 63,029**	$ 33,691
Investment in subsidiaries	**290,315**	283,709
Debentures receivable from subsidiary banks	**56,000**	61,000
Other investments	**1,625**	1,368
Dividends receivable from subsidiaries	**58,500**	60,625
Other assets	**28,956**	10,674
Total assets	**$498,425**	$451,067
Liabilities:		
Dividends payable	**$ 10,606**	$ 7,724
Other liabilities	**19,473**	694
Total liabilities	**30,079**	8,418
Total stockholders' equity	**468,346**	442,649
Total liabilities and stockholders' equity	**$498,425**	$451,067

Statements of Income

for the years ended December 31, 2001, 2000 and 1999

(In thousands)	2001	2000	1999
Income:			
Dividends from subsidiaries	**$106,500**	$76,099	$43,233
Interest and dividends	**4,309**	3,075	2,769
Other	**426**	597	680
Total income	**111,235**	79,771	46,682
Expense:			
Interest expense	—	—	24
Other, net	**3,649**	3,466	2,799
Total expense	**3,649**	3,466	2,823
Income before federal taxes and equity in undistributed earnings of subsidiaries	**107,586**	76,305	43,859
Federal income tax benefit	**1,513**	1,266	458
Income before equity in undistributed earnings of subsidiaries	**109,099**	77,571	44,317
Equity in undistributed earnings of subsidiaries	**(30,737)**	(9,024)	19,488
Net income	**$ 78,362**	$68,547	$63,805

Statements of Cash Flows

for the years ended December 31, 2001, 2000 and 1999

(In thousands)	**2001**	2000	1999
Operating activities:			
Net income	**$78,362**	$68,547	$63,805
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed earnings of subsidiaries	**30,737**	9,024	(19,589)
(Increase) decrease in dividends receivable from subsidiaries	**2,125**	(34,502)	(4,125)
Increase in other assets	**(18,600)**	20,025	(1,436)
Increase (decrease) in other liabilities	**18,943**	(1,282)	1,175
Net cash provided by operating activities	**111,567**	61,812	39,830
Investing activities:			
Repayment (purchase) of debenture from subsidiary bank	**5,000**	(12,000)	(9,000)
Repayment of note payable	**—**	—	(3,500)
Capital contribution to subsidiary	**(32,960)**	—	(300)
Purchase of investment securities	**—**	(250)	(1,479)
Other, net	**191**	—	2,328
Net cash (used in) provided by investing activities	**(27,769)**	(12,250)	(11,951)
Financing activities:			
Cash dividends paid	**(37,585)**	(35,429)	(30,713)
Proceeds from issuance of common stock	**—**	304	3,655
Cash payment for fractional shares	**(97)**	(39)	(51)
Purchase of treasury stock, net	**(16,778)**	(19,534)	(5,729)
Net cash used in financing activities	**(54,460)**	(54,698)	(32,838)
Increase (decrease) in cash	**29,338**	(5,136)	(4,959)
Cash at beginning of year	**33,691**	38,827	43,786
Cash at end of year	**$63,029**	$33,691	$38,827

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
Park National Corporation

We have audited the accompanying consolidated balance sheets of Park National Corporation and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Park National Corporation and Subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

January 22, 2002

PARK NATIONAL CORPORATION

Post Office Box 3500
Newark, Ohio 43058-3500
740/349-8451
www.parknationalcorp.com